Form 10-K, Exhibit 13
period 1995-12-31
HUTTON CONAM REALTY INVESTORS 4
filed 1996-03-29
CIK 722745

Exhibit 13

                        Hutton/ConAm Realty Investors 4
                            1995 Annual Report 1995


Hutton/ConAm Realty Investors 4 is a California limited partnership formed in 1984 to acquire, operate and hold for investment multifamily housing properties. At December 31, 1995, the Partnership's portfolio consisted of four apartment properties located in Arizona, Florida and Texas. Provided below is a comparison of average occupancy levels for the years ended December 31, 1995 and 1994.

                                                             Average Occupancy
        Property                        Location                1995    1994
        ____________________________________________________________________
        Pelican Landing                 Clearwater, Florida      97%     97%
        River Hill Apartments           Irving, Texas            96%     96%
        Shadowood Village               Jacksonville, Florida    95%     96%
        Village at the Foothills II     Tucson, Arizona          95%     95%
        ____________________________________________________________________



        Administrative Inquiries          Performance Inquiries/Form 10-Ks
        Address Changes/Transfers         First Data Investor Services Group
        Service Data Corporation          P.O. Box 1527
        2424 South 130th Circle           Boston, Massachusetts 02104-1527
        Omaha, Nebraska 68144-2596        Attn:  Financial Communications
        800-223-3464 (select option 1)    800-223-3464 (select option 2)


	   Contents

	1	Message to Investors
	2	Performance Summary
	3	Financial Highlights
	4	Consolidated Financial Statements
	7	Notes to the Consolidated Financial Statements
	13	Report of Independent Accountants
        14      Net Asset Valuation


                              MESSAGE TO INVESTORS

Presented for your review is the 1995 Annual Report for Hutton/ConAm Realty Investors 4. In this report, we review Partnership operations and discuss market conditions affecting the Partnership's properties. We have also included a performance summary which addresses operating results at each of the properties and financial highlights for the year.

Trails at Meadowlakes and Cypress Lakes Sales
---------------------------------------------
The most significant event during 1995 was the sale of Trails at Meadowlakes and Cypress Lakes on July 20, 1995 to an unaffiliated institutional buyer. The Partnership received net sales proceeds of $17,551,351 and recorded a gain of $2,854,884 on the sale. The Partnership utilized $5,057,952 of the sales proceeds to repay the outstanding principal and interest balance on the mortgage secured by Trails at Meadowlakes.

Cash Distributions
------------------
The Partnership paid cash distributions totaling $122.50 per Unit for the year ended December 31, 1995, including the fourth quarter distribution of $3.75 per Unit, which was credited to your brokerage account or sent directly to you on February 7, 1996. This amount also includes the special distribution of $111.25 per Unit which was paid on August 22, 1995 and resulted primarily from the sale of Trails at Meadowlakes and Cypress Lakes. Since inception, the Partnership has paid cumulative cash distributions totaling $318.01 per original $500 Unit including $94 per Unit in return of capital payments. The level of future distributions will be evaluated on a quarterly basis and will depend on the Partnership's operating results and future cash needs. It is anticipated that cash from reserves may be required to fund a portion of distributions during 1996 as a result of the expenditures for improvements required at two of the Partnership's properties which are discussed in this report.

Operations Overview
-------------------
The solid recovery of multifamily housing in most regions of the country began to level off during 1995. New construction intensified competition in many areas with building permits for multifamily units up almost 22% in 1995 compared to 1994 levels. In addition, falling interest rates induced many renters to purchase homes. Despite these trends, strong population and job growth in the areas where the Partnership's properties are located helped strengthen the demand for multifamily housing, and brought about improved performance at the Partnership's properties. All four properties sustained average occupancy rates for the year at or above 95% and recorded higher average rental income from the prior year.

During 1996, we intend to implement an extensive improvement program to upgrade the properties. This program, which includes exterior painting and landscaping at Pelican Landing and interior improvements at Pelican Landing and Shadowood Village, is intended to maintain each property's position within their respective markets, which are growing increasingly competitive with the addition of new apartment properties. This is particularly true in the Tucson and Jacksonville markets where Village at the Foothills II and Shadowood Village, respectively, are located. It is also hoped that these improvements will allow for greater increases in rental rates, thereby improving each property's revenue and ultimately their sales value. Updates on the improvements at each property will be included in future correspondence.

Summary
-------
Given favorable market conditions, particularly in Irving, Texas, the General Partners will begin marketing River Hill Apartments during the next several months. There can be no assurances that a sale will be completed or that any particular price for the property can be obtained. In addition, we will continue to seek to maintain high occupancy levels, implement rental rate increases as conditions permit, and make property improvements to upgrade the properties. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,

Paul L. Abbott                          Daniel J. Epstein
President                               President
RI 3-4 Real Estate Services, Inc.	Continental American Development Inc.
                                        General Partner of ConAm Property
                                        Services IV, Ltd.
March 27, 1996


                              PERFORMANCE SUMMARY


Pelican Landing, Clearwater, Florida
------------------------------------
This 204-unit complex, located in southeast Clearwater, achieved average occupancy of 97% in 1995, unchanged from 1994. The stable occupancy coupled with increases in rental rates on renewal units resulted in the property's rental income increasing approximately 5% from 1994. Conditions in the market remain strong despite the addition of several new apartment properties over the past several years. Overall occupancy in the Clearwater market was 97% in the third quarter of 1995, compared with 96% in the third quarter of 1994. Aggressive marketing has minimized the effect the new construction has had on the Partnership's property. During 1995, improvements at the property included the replacement of carpeting and vinyl flooring in several units.


River Hill Apartments, Irving, Texas
------------------------------------
Located in the Las Colinas area of Irving, Texas, this 192-unit apartment complex reported stable occupancy of 96% during 1995. The property's average occupancy rate has remained consistent at 96% for the past three years. The property's rental income increased approximately 5% from 1994 to 1995 as a result of rental rate increases instituted on renewal units during the year. Property improvements during 1995 included carpet, tile and wallpaper replacement in several units. Repairs on a retaining wall at the property are currently underway. The Las Colinas submarket, where River Hill is located, had an average occupancy rate of 97% as of the third quarter of 1995, compared to 96% a year earlier. Strong local market conditions have resulted in an increase in the pace of new construction of multifamily properties with several expected to compete directly with the Partnership's property. Given favorable market conditions, the General Partners will begin marketing River Hill Apartments during the next several months. There can be no assurances that a sale will be completed or that any particular price for the property can be obtained.


Shadowood Village, Jacksonville, Florida
----------------------------------------
Shadowood Village, a 110-unit apartment community, is situated in the Baymeadows-Deerwood neighborhood of southeast Jacksonville. The average occupancy level at Shadowood Village was 95% in 1995 compared with 96% during 1994. The slight decline in occupancy was offset by rate increases instituted during the year, and rental income remained in line with 1994. Minimal property improvements were performed during 1995, largely consisting of carpet replacement. Market conditions in the Baymeadows-Deerwood area remain competitive, with a number of newer apartment properties offering greater amenities and commanding higher rents. Additionally, two new properties are scheduled to open in the area during 1996. Although the use of rental concessions diminished considerably in the last two years, asking rental rates increased only 2% in 1995 in this submarket. Average occupancy in the market increased from 93% in the second quarter of 1994 to 94% in the second quarter of 1995.


Village at the Foothills II, Tucson, Arizona
--------------------------------------------
Village at the Foothills II is a 120-unit apartment and townhouse community, located in the Catalina Foothills, overlooking Tucson. Occupancy at this property averaged 95% in 1995 unchanged from 1994. Rental income increased 5% from 1994, reflecting rental rate increases on renewals and turnover during the year. Property improvements during 1995 were minimal and consisted primarily of carpet replacement in selected units and sealing of the parking lot. The property continued to perform well despite intensifying competition in the metro Tucson area brought on by new construction. Competition for tenants is also increasing as renters take advantage of low interest rates on mortgages and opt to purchase homes. Evidence of the intensifying competition can be seen in the area's vacancy rate which has reached 8%, its highest level since 1990.

                              FINANCIAL HIGHLIGHTS

Selected Financial Data
-----------------------
For the periods ended December 31,
(dollars in thousands, except per Unit data)

                                  1995     1994     1993     1992    1991
---------------------------------------------------------------------------
Total Revenue                   $ 6,597  $ 7,633  $ 7,299  $ 7,020  $ 6,821
Gain on Sale of Properties        2,855        0        0        0        0
Net Income                        3,260      985      724      719      456
Net Cash Provided by
   Operating Activities           2,363    3,034    2,778    2,706    2,187
Long-term Obligations
   at Year End                        0    5,051    5,091    5,127    5,159
Total Assets at Year End         27,247   44,686   45,646   47,463   49,387
Net Income per
   Limited Partnership Unit*      22.28     2.12     2.30     1.31     1.78
Distributions per
   Limited Partnership Unit*      11.25     9.00    18.00    17.00    21.20
Special Distributions per
   Limited Partnership Unit*     111.25        0        0        0        0
----------------------------------------------------------------------------
*128,110 Units outstanding

* Total revenue decreased from 1994 to 1995, primarily due to the July 1995 sale of Trails at Meadowlakes and Cypress Lakes. This was offset partially by increased rental income at the four remaining properties and higher interest income.

* The increase in net income from 1994 to 1995 is primarily attributable to the gain recognized on the sale of Trails at Meadowlakes and Cypress Lakes. The sales also resulted in decreases in nearly all major expense categories.


Cash Distributions
Per Limited Partnership Unit

                                        1995                    1994
----------------------------------------------------------------------
Special Distributions*               $ 111.25                $      0
First Quarter                               0                    4.50
Second Quarter                           3.75                    4.50
Third Quarter                            3.75                       0
Fourth Quarter                           3.75                       0
                                      -------                    ----
Total                                $ 122.50                $   9.00


* On August 22, 1995, the Partnership paid a special cash distribution totaling $111.25 per Unit, reflecting net proceeds received from the sale of Trails and Meadowlakes and Cypress Lakes of $94 per Unit and excess cash reserves of $17.25 per Unit which the General Partners determined could be distributed since the loan secured by Trails at Meadowlakes was paid off.


Consolidated Balance Sheets
December 31, 1995 and 1994


Assets                                          1995            1994
--------------------------------------------------------------------------
Investments in real estate:
  Land                                  $   7,526,126    $  12,088,984
  Buildings and improvements               26,226,602       48,236,772
                                        ------------------------------
                                           33,752,728       60,325,756
Less accumulated depreciation              (8,958,549)     (18,896,846)
                                        ------------------------------
                                           24,794,179       41,428,910
Cash and cash equivalents                   2,436,356        3,234,383
Other assets                                   16,206           22,527
                                        ------------------------------
        Total Assets                    $  27,246,741    $  44,685,820
                                        ==============================

Liabilities and Partners' Capital

Liabilities:
  Mortgage payable                      $           0    $   5,051,086
  Distribution payable                        587,171                0
  Accounts payable and accrued expenses       168,831          137,009
  Security deposits                           143,040          288,335
  Due to general partners and affiliates       32,209           54,369
                                        ------------------------------
        Total Liabilities                     931,251        5,530,799
                                        ------------------------------
Partners' Capital
  General Partners                                  0                0
  Limited Partners                         26,315,490       39,155,021
                                        ------------------------------
        Total Partners' Capital            26,315,490       39,155,021
                                        ------------------------------
        Total Liabilities and
        Partners' Capital               $  27,246,741    $  44,685,820
                                        ==============================


Consolidated Statements of Partners' Capital
For the years ended December 31, 1995, 1994 and 1993

                                        General        Limited
                                        Partners      Partners          Total
-----------------------------------------------------------------------------
Balance at January 1, 1993         $  (757,472)   $ 42,047,655   $ 41,290,183
Net income                             429,056         294,454        723,510
Cash distributions                    (256,220)     (2,305,980)    (2,562,200)
                                   ------------------------------------------
Balance at December 31, 1993          (584,636)     40,036,129     39,451,493
Net income                             712,746         271,882        984,628
Cash distributions                    (128,110)     (1,152,990)    (1,281,100)
                                   ------------------------------------------
Balance at December 31, 1994                 0      39,155,021     39,155,021
Net income                             405,680       2,853,944      3,259,624
Cash distributions                    (405,680)    (15,693,475)   (16,099,155)
                                   -------------------------------------------
Balance at December 31, 1995       $         0    $ 26,315,490   $ 26,315,490
                                   ===========================================


Consolidated Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Income                                   1995           1994            1993
------------------------------------------------------------------------------
Rental                              $  6,351,434   $  7,552,784   $  7,249,001
Interest                                 245,330         79,860         50,212
                                    ------------------------------------------
        Total Income                   6,596,764      7,632,644      7,299,213
                                    ------------------------------------------
Expenses

Property operating                     3,630,788      3,927,435      3,860,345
Loss on write-down of real estate        477,170              0              0
Depreciation                           1,610,725      2,034,770      2,031,845
Interest                                 283,556        513,636        517,447
General and administrative               189,785        172,175        166,066
                                    ------------------------------------------
        Total Expenses                 6,192,024      6,648,016      6,575,703
                                    ------------------------------------------
        Income from operations           404,740        984,628        723,510

Gain on sale of properties             2,854,884              0              0

        Net Income                  $  3,259,624   $    984,628   $    723,510
                                    ==========================================
Net Income Allocated:

To the General Partners             $    405,680   $    712,746   $    429,056
To the Limited Partners                2,853,944        271,882        294,454
                                    ------------------------------------------
        Net Income                  $  3,259,624   $    984,628   $    723,510
                                    ==========================================

Per limited partnership unit
 (128,110 outstanding)

Income from operations                   $  2.00         $ 2.12         $ 2.30
Gain on sale of property                   20.28              0              0
                                    ------------------------------------------
        Net Income                       $ 22.28         $ 2.12         $ 2.30
                                    ==========================================



Consolidated Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:              1995       1994       1993
------------------------------------------------------------------------------
Net income                                $ 3,259,624  $  984,628  $  723,510
Adjustments to reconcile net income
to net cash provided by operating
activities:
   Depreciation                             1,610,725   2,034,770   2,031,845
   Loss on write-down of real estate          477,170           0           0
   Gain on sale of properties              (2,854,884)          0           0
   Increase (decrease) in cash arising
   from changes in operating assets and
   liabilities:
        Other assets                            6,321      (2,205)          0
        Accounts payable and
        accrued expenses                       31,822      (1,600)    (18,919)
        Security deposits                    (145,295)     15,144      43,524
        Due to general partners
        and affiliates                        (22,160)      2,849      (2,323)
                                          -----------------------------------
Net cash provided by operating activities   2,363,323   3,033,586   2,777,637
                                          -----------------------------------
Cash Flows from Investing Activities:

   Net proceeds from sale of properties    17,551,351           0           0
   Additions to real estate                  (149,631)    (39,087)    (63,188)
                                          -----------------------------------
Net cash provided by (used for)
investing activities                       17,401,720     (39,087)    (63,188)
                                          -----------------------------------
Cash Flows from Financing Activities:

   Mortgage principal payments             (5,051,086)    (39,742)    (35,930)
   Distributions                          (15,511,984) (1,921,650) (2,526,614)
                                          -----------------------------------
Net cash used for financing activities    (20,563,070) (1,961,392) (2,562,544)
                                          -----------------------------------
Net increase (decrease) in cash and
cash equivalents                             (798,027)  1,033,107     151,905
Cash and cash equivalents at beginning
of year                                     3,234,383   2,201,276   2,049,371
                                          -----------------------------------
Cash and cash equivalents at end of year  $ 2,436,356  $3,234,383  $2,201,276
                                          ===================================

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for interest    $   283,556  $  513,636  $  517,447
                                          -----------------------------------



Notes to the Consolidated Financial Statements
For the years ended December 31, 1995, 1994 and 1993

1. Organization
Hutton/ConAm Realty Investors 4 (the "Partnership") was organized as a limited partnership under the laws of the State of California pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated May 10, 1984. The Partnership was formed for the purpose of acquiring and operating certain types of residential real estate. The general partners of the Partnership are RI 3-4 Real Estate Services, Inc., an affiliate of Lehman Brothers (see below), and ConAm Property Services IV, Ltd. ("ConAm"), an affiliate of Continental American Properties, Ltd (the "General Partners").
The Partnership will continue until December 31, 2010 unless sooner terminated pursuant to the terms of the Partnership Agreement.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management business to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. ("Lehman Brothers").
The transaction did not affect the ownership of the General Partners. However, the assets acquired by Smith Barney included the name "Hutton". Consequently, effective October 8, 1993, the Hutton Real Estate Services VIII, Inc. General Partner changed its name to RI 3-4 Real Estate Services, Inc.

On March 15, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on March 21, 1996.

2. Significant Accounting Policies

Financial Statements. The consolidated financial statements include the accounts of the Partnership and its affiliated ventures. The effect of transactions between the Partnership and its ventures have been eliminated in consolidation.

Real Estate Investments. Real estate investments are recorded at the lower of cost, less accumulated depreciation or fair value and includes the initial purchase price of the property, legal fees, acquisition and closing costs.

Leases are accounted for under the operating method. Under this method, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations when incurred. Leases are generally for terms of one year or less.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the properties. Maintenance and repairs are charged to operations as incurred. Significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Accounting for Impairment. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership has adopted FAS 121 in the fourth quarter of 1995.

Offering Costs. Costs relating to the sale of limited partnership units were deferred during the offering period and charged to the limited partners' capital accounts upon the consummation of the public offering.

Income Taxes. No provision for income taxes has been made in the financial statements since income, losses and tax credits are passed through to the individual partners.

Cash and Cash Equivalents. Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments. Cash and cash equivalents include security deposits of $87,579 and $232,692 at December 31, 1995 and 1994 respectively, restricted under certain state statutes.

Concentration of Credit Risk. Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. The Partnership Agreement
The Partnership Agreement provides that net cash from operations, as defined, will be distributed quarterly, 90% to the limited partners and 10% to the General Partners.

Net loss and all depreciation for any fiscal year will be allocated 99% to the limited partners and 1% to the General Partners.

Net income before depreciation will be allocated as follows:

(a) To the extent that net income from operations before depreciation does not exceed the amount of net cash from operations distributable to the partners with respect to such fiscal year, net income from operations before depreciation shall be allocated among the partners, pro rata in accordance with the amount of net cash from operations distributable to each partner with respect to such fiscal year to the extent thereof; and

(b) To the extent that net income from operations before depreciation exceeds the amount of net cash from operations distributable to the partners with respect to such fiscal year, such excess shall be allocated (1) first, 100% to the General Partners, pro rata, in an amount equal to the excess, if any, of the General Partners' deficits, if any, in their capital accounts, over an amount equal to 1% of the aggregate capital contributions to the Partnership as reduced by the amount of the General Partners' capital contributions, and (2) second, 99% to the limited partners and 1% to the General Partners.

For the years ended December 31, 1995 and 1994, net income from operations before depreciation exceeded net cash from operations distributable to the partners by $414,090 and $1,738,298 respectively. Pursuant to the Partnership Agreement and (b)(1) above, $4,141 and $597,962 of this excess was allocated to the General Partners for the years ended December 31, 1995 and 1994, respectively.

Net proceeds from sales or refinancing will be distributed 100% to the limited partners until each limited partner has received an amount equal to his adjusted capital value (as defined) and an annual, cumulative 7% return thereon. The balance, if any, will be distributed 85% to the limited partners and 15% to the General Partners.

4. Real Estate Investments
Real estate investments consist of four residential apartment complexes acquired either directly or through investments in joint ventures and limited partnerships as follows:

                  Apartment                    Date        Purchase
Property Name       Units     Location        Acquired        Price
---------------------------------------------------------------------
Pelican Landing      204     Clearwater, FL    3/28/85   $ 12,179,329

Village at the
Foothills II         120     Tucson, AZ        5/30/85      7,216,400

River Hill
Apartments           192     Irving, TX        6/12/85     11,488,015

Shadowood Village    110     Jacksonville, FL   7/3/86      5,400,000
---------------------------------------------------------------------

Pelican Landing Apartments was acquired directly by the Partnership. Village at the Foothills II was acquired through a joint venture with an unaffiliated developer and River Hill Apartments and Shadowood Village were acquired through limited partnerships with unaffiliated developers. To each limited partnership and joint venture, the Partnership assigned its rights to acquire the above properties and contributed cash equal to the purchase price of the properties. The Partnership's partners did not make initial capital contributions to these limited partnerships and joint ventures. On July 20, 1995, the Partnership sold Trails at Meadowlakes and Cypress Lakes (the "Properties"). Trails at Meadowlakes and Cypress Lakes sold for $8,940,000 and $8,825,000, respectively, to an institutional buyer (the "Buyer"), which is unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Buyer. The Partnership received net proceeds of $17,551,351 from the transaction of which $5,057,952, representing outstanding principal and interest, was used to fully satisfy the Partnership's mortgage obligation on Trails at Meadowlakes. The transaction resulted in a gain on sale of $2,854,884 for financial statement purposes.

On August 22, 1995, the Partnership paid a special distribution of $14,252,238 to the limited partners. The special distribution was comprised of net proceeds from the sale of the Properties and from Partnership cash reserves.

Based on the adoption of FAS 121, the Partnership recorded a write-down of $477,170 to reduce the carrying value of River Hill Apartments to its estimated fair value. The impairment was caused by the need for necessary property improvements and changing market conditions.

The initial joint venture and limited partnership agreements of Village at the Foothills II, River Hill Apartments and Shadowood Village substantially provide that:

a. Net cash from operations of Village at the Foothills II and River Hill Apartments will be distributed 100% to the Partnership until it has received an annual, noncumulative return of 10% and 12%, respectively, on its adjusted capital contribution. Any remaining balance will be distributed 60% to the Partnership and 40% to the co-venturer. Net cash from operations of Shadowood Village will be distributed 100% to the Partnership.

b. Net income of the joint ventures and limited partnerships will be allocated to the Partnership and the co-venturers basically in accordance with the distribution of net cash from operations. All net losses and depreciation will be allocated to the Partnership.

c. Net proceeds from a sale or refinancing of Village at Foothills II will be distributed 100% to the Partnership, until it has received an amount equal to 120% of its adjusted capital contribution. Distributions will then be made 75% to the Partnership and 25% to the co-venturer, until the Partnership has received an additional 120% of the Partnership's adjusted capital contribution. Any remaining balance will be distributed 50% to the Partnership and 50% to the co-venturer.

   Net proceeds from a sale or refinancing of River Hill Apartments will be distributed 100% to the Partnership, until it has received an amount equal to 110% of its adjusted capital contribution. Distributions will then be made 75% to the Partnership and 25% to the co-venturer, until the Partnership has received an additional 110% of the Partnership's adjusted capital contribution. Any remaining balance will be distributed 50% to the Partnership and 50% to the co-venturer.

   Net proceeds from a sale or refinancing of Shadowood Village will be distributed 100% to the Partnership, until it has received an amount equal to 120% of its adjusted capital contribution. Any remaining balance will be distributed 50% to the Partnership and 50% to the co-venturer.

The amended joint venture and limited partnership agreements of Village at the Foothills II and Shadowood Village substantially provide that:

a. Available cash from operations will be distributed 100% to the Partnership until it has received its annual, noncumulative preferred return, as defined. Any remaining balance will be distributed 99% to the Partnership and 1% to the corporate General Partners.

b. Net income will be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts, as defined, have been increased to zero; then, to the Partnership up to the amount of any payments made on account of its preferred return; thereafter, 99% to the Partnership and 1% to the corporate General Partners. All losses will be allocated first to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero and, then, 99% to the Partnership and 1% to the corporate General Partners.

c. Income from a sale will be allocated to the Partnership until the Partnership's capital accounts, as defined, are equal to the fair market value of the venture's assets at the date of the amendments; then, any remaining balance will be allocated 99% to the Partnership and 1% to the corporate General Partners. Net proceeds from a sale or refinancing will be distributed first to the partners with a positive capital account balance, as defined; thereafter, 99% to the Partnership and 1% to the corporate General Partners.

5. Mortgage Payable
On July 19, 1985, the Partnership obtained financing of $5,200,000, collateralized by a first mortgage encumbering Trails at MeadowLakes. The loan had an initial term of five years bearing interest at an annual rate of 12.50% with monthly payments of interest only. The loan was extended in 1990 for an additional five years bearing interest at a rate of 10.125% with monthly principal and interest payments. On July 20, 1995 the partnership closed on the sale of Trails at Meadowlakes and used a portion of the sales proceeds to satisfy the Partnership's outstanding mortgage obligation of $5,029,661.

6. Transactions with Related Parties
The following is a summary of fees earned and reimbursable expenses paid for the years ended December 31, 1995 1994 and 1993, and the unpaid portion at December 31, 1995:

                                  Unpaid at
                                December 31,               Earned
                                       1995      1995       1994       1993
----------------------------------------------------------------------------
Reimbursement of:
  Out-of-pocket expenses          $       0   $  3,541 $    2,227  $   2,465
  Administrative salaries
    and expenses                     12,607     54,959     41,693     33,019
  Property operating salaries             0    411,731    610,064    581,922
Property management fees             19,602    322,934    378,727    363,258
                                  ------------------------------------------
                                  $  32,209   $793,165 $1,032,711  $ 980,664
                                  ==========================================
The above amounts have been paid and/or accrued to the General Partners and affiliates as follows:

                                  Unpaid at
                                December 31,                Earned
                                       1995       1995       1994       1993
------------------------------------------------------------------------------
RI 3-4 Real Estate Services, Inc. $  12,607  $  58,500  $   43,920   $  35,484
ConAm and affiliates                 19,602    734,665     988,791     945,180
                                  --------------------------------------------
                                  $  32,209  $ 793,165  $1,032,711   $ 980,664
                                  ============================================

7. Reconciliation of Financial Statement and Tax Information
The following is a reconciliation of the net income for financial statement purposes to net income for federal income tax purposes for the years ended December 31, 1995, 1994 and 1993:

                                             1995         1994         1993
-----------------------------------------------------------------------------
Net income per financial statements     $  3,259,624  $  984,628   $  723,510

Depreciation deducted for tax
   purposes in excess of
   depreciation expense per
   financial statements                     (105,426)   (159,133)    (386,409)

Tax basis joint venture net loss
   in excess of GAAP basis joint
   venture net income                       (103,451)   (106,637)    (105,138)

Financial statement loss on
   write-down of real estate over
   tax basis loss on write-down of
   real estate                               477,170           0            0

Gain on sale of properties
   for tax purposes in excess of
   gain per financial statements           5,305,729           0            0

Other                                            470     (25,567)      34,227
                                         ------------------------------------
Taxable net income                       $ 8,834,116  $  693,291   $  266,190
                                         ====================================

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of December 31, 1995, 1994 and 1993:

                                           1995         1994         1993
------------------------------------------------------------------------------
Partners' capital per financial
  statements                          $ 26,315,490  $ 39,155,021  $ 39,451,493

Adjustment for cumulative
  difference between tax basis
  net income and net income
  per financial statements              (1,635,149)   (7,209,641)   (6,918,304)
                                      ----------------------------------------
Partners' capital per tax return      $ 24,680,341  $ 31,945,380  $ 32,533,189
                                      ========================================
8. Distributions Paid
Cash distributions, per the consolidated statements of partners' capital, are recorded on the accrual basis, which recognizes specific record dates for payments within each calendar year. The consolidated statements of cash flows recognize actual cash distributions paid during the calendar year. The following table discloses the annual amounts as presented on the consolidated financial statements:

                Distributions                                   Distributions
                      Payable   Distributions   Distributions         Payable
            Beginning of Year       Declared             Paid     December 31,
------------------------------------------------------------------------------
1995              $         0    $ 16,099,155   $  15,511,984    $     587,171
1994                  640,550       1,281,100       1,921,650                0
1993                  604,964       2,562,200       2,526,614          640,550
------------------------------------------------------------------------------


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Hutton/ConAm Realty Investors 4:

We have audited the consolidated balance sheets of Hutton/ConAm Realty Investors 4, a California limited partnership, and Consolidated Ventures as of December 31, 1995 and 1994, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hutton/ConAm Realty Investors 4, a California limited partnership, and Consolidated Ventures as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in 1995.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 1, 1996



Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per $406 Unit at December 31, 1995 (Unaudited)

                                           Acquisition Cost
                                            (Purchase Price   Partnership's
                                               Plus General        Share of
                                                  Partners'     December 31,
                                                Acquisition   1995 Appraised
Property             Date of Acquisition              Fees)        Value (1)
----------------------------------------------------------------------------
Pelican Landing                 03-28-85       $ 12,700,000    $ 11,300,000
Village at the Foothills II     05-30-85          7,376,000       4,700,000
River Hill Apartments           06-12-85         12,016,575       7,700,000
Shadowood Village               07-03-86          5,649,540       4,350,000
                                                 --------------------------
                                               $ 37,742,115    $ 28,050,000
                                                 --------------------------
Cash and cash equivalents                                         2,436,356
Other assets                                                         16,206
                                                                 ----------
                                                                 30,502,562
Less:
   Total liabilities                                               (931,251)
                                                                 ----------
Partnership Net Asset Value (2)                                $ 29,571,311
                                                                 ----------
Net Asset Value Allocated:
   Limited Partners                                            $ 29,571,311
   General Partners                                                       0
                                                                 ----------
                                                               $ 29,571,311
                                                                 ----------

Net Asset Value Per Unit (128,110 units outstanding)                $230.83
                                                                    =======

(1) This represents the Partnership's share of the December 31, 1995 Appraised Values which were determined by an independent property appraisal firm.

(2) The Net Asset Value assumes a hypothetical sale at December 31, 1995 of all the Partnership's properties at a price based upon their value as a rental property as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after liquidation of the Partnership's liabilities, to the Partners.

Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be significantly different. A significant factor in establishing an appraised value is the actual selling price for properties which the appraiser believes are comparable. In addition, the appraised value does not reflect the actual costs which would be incurred in selling the properties. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's properties and the price at which Units of the Partnership could be sold is likely to be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.


HUTTON/CONAM REALTY INVESTORS 4
Schedule III - Real Estate and Accumulated Depreciation
December 31, 1995

                                                             Cost Capitalized
                                                                   Subsequent
                                  Initial Cost to Partnership  To Acquisition
                                  ---------------------------   -------------
                                                                         Land
                                                Buildings and   Buildings and
Description         Encumbrances    Land         Improvements    Improvements
-----------------------------------------------------------------------------
Residential Property:
Partnership Owned:

Pelican Landing
Clearwater, FL        $        0     $ 3,484,946   $ 9,422,260    $ (23,595)

Consolidated Ventures:

River Hill Apts.
Irving, TX                     0       3,059,866     9,060,195       78,572

Provision for loss

Village at Foothills II
Tucson, AZ                     0       1,584,049     5,838,595       11,134

Shadowood Village
Jacksonville, FL               0         566,000     5,125,065       44,274
                       -----------------------------------------------------
                       $       0     $ 8,694,861   $29,446,115   $  110,385
                       =====================================================

                          Gross Amount at Which Carried at
                                  Close of Period
                          ---------------------------------
                                   Buildings and                   Accumulated
Description             Land        Improvements       Total      Depreciation
------------------------------------------------------------------------------
Residential Property:
Partnership Owned:

Pelican Landing
Clearwater, FL       $ 3,474,525   $  9,409,086   $ 12,883,611    $  4,262,993

Consolidated Ventures:

River Hill Apts.
Irving, TX             3,060,810      9,137,823     12,198,633       4,021,463
Provision for loss    (1,162,447)    (3,336,186)    (4,498,633)              0

Village at Foothills II
Tucson, AZ             1,583,964      5,849,814      7,433,778       2,602,082

Shadowood Village
Jacksonville, FL         569,274      5,166,065      5,735,339       2,093,474
                      --------------------------------------------------------
                      $7,526,126   $ 26,226,602   $ 33,752,728   $   8,958,549
                      ========================================================
                                                        (1)              (2)

                                                                Life on which
                                                                 Depreciation
                                                                    in Latest
                             Date of            Date        Income Statements
Description             Construction        Acquired              is Computed
-----------------------------------------------------------------------------
Residential Property:
Partnership Owned:

Pelican Landing
Clearwater, FL          1984 - 1985          3/11/87                     (3)

Consolidated Ventures:

River Hill Apts.
Irving, TX              1984 - 1985          6/12/85                     (3)

Village at Foothills II
Tucson, AZ              1984 - 1985          5/30/85                     (3)

Shadowood Village
Jacksonville, FL        1985 - 1986           7/3/86                     (3)


(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.

(2) The amount of accumulated depreciation for Federal income tax purposes is $21,724,496.

(3)  Buildings and improvements - 25 years; personal property - 10 years.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1995, 1994 and 1993:

Real Estate investments:                1995            1994            1993
-----------------------------------------------------------------------------
Beginning of year                  $ 60,325,756  $ 60,286,669   $  60,223,481
Additions                               149,631        39,087          63,188
Write-down                           (4,498,633)            0               0
Dispositions                        (22,224,026)            0               0
                                   ------------------------------------------
End of year                        $ 33,752,728  $ 60,325,756   $  60,286,669
                                   ==========================================
Accumulated Depreciation:

Beginning of year                  $ 18,896,846  $ 16,862,076   $  14,830,231
Dispositions                         (7,527,559)            0               0
Write-down                           (4,021,463)            0               0
Depreciation expense                  1,610,725     2,034,770       2,031,845
                                   ------------------------------------------
End of year                        $  8,958,549  $ 18,896,846   $  16,862,076
                                   ==========================================


Report of Independent Accountants


Our report on the consolidated financial statements of Hutton/ConAm Realty Investors 4, a California limited partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to unitholders of Hutton/ConAm Realty Investors 4 for the year ended December 31, 1995. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 1, 1996