Form 10-K, Exhibit 13
period 1996-12-31
HUTTON CONAM REALTY INVESTORS 4
filed 1997-03-31
CIK 722745

Hutton/ConAm Realty Investors 4

                            Annual Report 1996

                                Exhibit 13




     Hutton/ConAm Realty Investors 4 is a California limited partnership formed in 1984 to acquire, operate and hold for investment multifamily housing properties. At December 31, 1996, the Partnership's portfolio consisted of four apartment properties located in Arizona, Texas and Florida. Provided below is a comparison of average occupancy levels for the years ended December 31, 1996 and 1995.



                                                          Average Occupancy
   Property                            Location             1996      1995
   Pelican Landing                Clearwater, Florida        97%       97%
   River Hill Apartments             Irving, Texas           96%       96%
   Shadowood Village             Jacksonville, Florida       95%       95%
   Village at the Foothills II      Tucson, Arizona          95%       95%








         Administrative Inquiries     Performance Inquiries/Form 10-Ks
         Address Changes/Transfers    First Data Investor Services Group
         Service Data Corporation     P.O. Box 1527
         2424 South 130th Circle      Boston, Massachusetts 02104-1527
         Omaha, Nebraska 68144-2596   Attn:  Financial Communications
         800-223-3464                 800-223-3464





                              Message to Investors
                             ----------------------

Presented for your review is the 1996 Annual Report for Hutton/ConAm Realty Investors 4. In this report, we review Partnership operations and discuss general market conditions affecting the Partnership's properties. We have also included a performance summary which addresses operating results at each of the properties and financial highlights for the year.

Property Update

The Partnership signed a contract dated January 24, 1997 to sell River Hill Apartments to an unaffiliated institutional investor. However, on March 17, 1997, the General Partners opted to allow the prospective buyer to exercise its right to terminate the purchase agreement. The General Partners have since resumed marketing River Hill Apartments for sale.

Operations Overview

Multi-family real estate continued to perform well during 1996, with property values and apartment rents increasing in many areas of the country. In particular, Jacksonville and Clearwater were among the strongest multifamily housing markets in the country. The improving conditions prompted a rise in new construction in the markets where the Partnership owns properties, causing a slowdown in leasing activity towards the end of the year. In Tucson, market conditions were also impacted by new construction and the decision of many renters to purchase homes. This increased the use of rent specials to attract new tenants at many apartment properties, including Village at the Foothills
II. Nonetheless, all of the Partnership's properties maintained average occupancy levels for the year of at least 95%, and the Partnership's rental income for the four properties increased by 3.1% from the previous year. It is expected that the competitive conditions will persist in each market in 1997, but continued economic growth and a slowdown in construction should prevent these areas from becoming significantly overbuilt.

Cash Distributions

The Partnership paid cash distributions totaling $15 per Unit for the year ended December 31, 1996, including the fourth quarter distribution of $3.75 per Unit, which was credited to your brokerage account or sent directly to you on February 5, 1997. Since inception, the Partnership has paid distributions totaling $333.01 per original $500 Unit, including $94 per Unit in return of capital payments. The level of future distributions will be evaluated on a quarterly basis and will depend on the Partnership's operating results and future cash needs. Given the anticipated sale of River Hill Apartments and the corresponding reduction in the Partnership's cash flow, we expect that the level of cash distributions will be reduced to reflect cash flow from the remaining three properties.

General Information

As you are probably aware, several third parties have commenced partial tender offers to purchase Units of the Partnership at grossly inadequate prices which are substantially below the Partnership's Net Asset Value. In response, we recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. To date, holders of over 98% of the outstanding Units agreed that these offers were inadequate, rejected the offers and did not tender their Units. Please be assured that if any additional tender offers are made for your Units, we will make every effort to provide you with our position regarding such offer on a timely basis.

Summary

We will continue to explore opportunities to sell the Partnership's remaining properties within the next few years. Assuming these efforts are successful, we would expect to distribute the sales proceeds and subsequently dissolve the Partnership in 1998 or 1999. However, meeting this objective will be dependent upon a variety of factors, many of which are not within the Partnership's control. Consequently, there can be no assurance that any specific property or all the properties can be sold, or that certain prices will be achieved, within this time frame. In the interim, we will seek to maximize the performance of the properties and further improve their marketability and appeal. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,


/s/ Paul L. Abbott                 /s/ Daniel J. Epstein
Paul L. Abbott                     Daniel J. Epstein
President                          President
RI 3-4 Real Estate Services Inc.   Continental American Development, Inc.
                                   General Partner of ConAm Property
                                   Services IV, Ltd.
March 26, 1997





                              Performance Summary
                             ---------------------

Pelican Landing - Clearwater Florida

This 204-unit apartment complex maintained strong operating results in 1996, with average occupancy of 97%, unchanged for the third consecutive year, and a 2% increase in rental income from 1995. These favorable operating results reflect the continued strength of the Clearwater apartment market. Overall occupancy in Pinellas County was 96% in the third quarter of 1996, compared with 97% a year earlier, and rental rates increased by approximately 6% during the same period. In keeping with Pinellas County averages, rental rates in Pelican Landing's submarket also increased by 6% from 1995 to 1996. New construction has remained minimal with only 374 units permitted for the first nine months of 1996, and it is not expected that there will be significant new construction in the foreseeable future. The minimal new construction coupled with an increasing population are expected to result in continuing strong market conditions.

River Hill Apartments - Irving, Texas

River Hill Apartments reported stable occupancy of 96% in 1996, unchanged for the fourth consecutive year. Rental rate increases were instituted on renewal units during the year, bringing about a 6% increase in rental income from 1995 to 1996. River Hill is located in the Las Colinas submarket of Irving, which reported average occupancy of 95% as of the second quarter of 1996, compared with 96% in third quarter of 1995. While average rental rates in the overall Dallas market increased 5% from the second quarter of 1995 to the second quarter of 1996, the Las Colinas submarket reported a 1% decrease during the same period. Although approximately 1,020 units have been approved for construction in the Las Colinas submarket, a two-year building moratorium instituted in the market during 1995 remains in effect. Nonetheless, competition for tenants remains strong as there are a number of competing properties within River Hill's submarket.

Shadowood Village - Jacksonville, Florida

Shadowood Village is a 110-unit luxury apartment complex located in an oceanside residential area in Jacksonville. The property reported an average occupancy level of 95% in 1996, unchanged from 1995, and a 3.8% increase in rental income from the prior year. Property improvements for the year included carpet replacement, irrigation repairs and other improvements to maintain the property's competitive position.

Favorable market conditions in the Jacksonville area have led to an increase in new multifamily construction, including five complexes with more than 1,400 units proposed for the near future. Furthermore, there were more total units permitted (1,597) for new construction in the first half of 1996 than in any full year since 1991. Nonetheless, the robust Jacksonville economy and strong population growth is expected to keep pace with the new supply and it is expected that the apartment market will remain relatively stable in 1997.

Village at the Foothills II - Tucson, Arizona

This 120-unit apartment community is situated near the prestigious "foothills" section of Tucson. Village at the Foothills II competes with a number of apartment complexes and condominium developments within the Tucson area. The property reported an average occupancy of 95% in 1996, unchanged from 1995. While Tucson's economy began to slow in 1995 and 1996, construction of multifamily properties has increased significantly. The addition of new properties is beginning to put downward pressure on occupancy rates and limiting rental rate increases. The increased competition has also led to the reemergence of rental incentives. In addition, the multifamily market has been unfavorably impacted by relatively low interest rates which has made home ownership a viable alternative for renters. A local survey of metropolitan Tucson conducted in the second quarter of 1996 showed an average occupancy rate of 88.9% among multifamily properties, down from 91.1% at the same period in 1995. In the Catalina Foothills submarket where Village at the Foothills II is located, occupancy rates declined from 91% in the second quarter of 1995 to 84.5% in the same period in 1996. Financial Highlights


Selected Financial Data

For the periods ended December 31,    1996     1995     1994      1993     1992
Dollars in thousands,
except for per unit data

Total Income                       $ 4,926  $ 6,597  $ 7,633   $ 7,299  $ 7,020
Gain on Sale of Properties               -    2,855        -         -        -
Net Income                           1,023    3,260      985       724      719
Net Cash Provided by
Operating Activities                 2,137    2,363    3,034     2,778    2,706
Long-term Obligations at Year End        -        -    5,051     5,091    5,127
Total Assets at Year End            26,010   27,247   44,686    45,646   47,463
Net Income per
Limited Partnership Unit*             6.32    22.28     2.12      2.30     1.31
Distributions per
Limited Partnership Unit*            15.00    11.25     9.00     18.00    17.00
Special Distributions per
Limited Partnership Unit*                -   111.25        -         -        -
* 128,110 units outstanding

- Total income decreased in 1996 primarily due to the July 1995 sale of Trails at Meadowlakes and Cypress Lakes. This was partially offset by increased rental income at the three of the four remaining properties.

- The decline in net income in 1996 is primarily attributable to the $2,854,884 gain recognized on the sale of Trails at Meadowlakes and Cypress Lakes in 1995. Excluding the gain, the Partnership generated income from operations of $404,740 for the year ended December 31, 1995, as compared to $1,022,553 in 1996.


Cash Distributions
Per Limited Partnership Unit
                                          1996               1995
Special Distributions*                $      _           $ 111.25
First Quarter                             3.75                  _
Second Quarter                            3.75               3.75
Third Quarter                             3.75               3.75
Fourth Quarter                            3.75               3.75
Total                                  $ 15.00           $ 122.50

*On August 22, 1995, the Partnership paid a special cash distribution totaling $111.25 per Unit, reflecting net proceeds received from the sale of Trails at Meadowlakes and Cypress Lakes of $94 per Unit and excess cash reserves of $17.25 per Unit which the General Partners determined could be distributed since the loan secured by Trails at Meadowlakes was paid off.



Consolidated Balance Sheets                   At December 31,   At December 31,
                                                        1996              1995
Assets
Property:
 Land                                            $ 5,627,763       $ 7,526,126
 Building and improvements                        20,448,021        26,226,602
                                                  26,075,784        33,752,728
 Less accumulated depreciation                    (9,754,730)       (8,958,549)
                                                  16,321,054        24,794,179
Property held for disposition                      7,358,300                 -
Cash and cash equivalents                          2,314,876         2,436,356
Other assets                                          15,370            16,206
  Total Assets                                   $26,009,600       $27,246,741
Liabilities and Partners' Capital
Liabilities:
 Accounts payable and accrued expenses           $   108,269       $   181,438
 Distribution payable                                533,792           587,171
 Due to general partners and affiliates               20,443            19,602
 Security deposits payable                           144,220           143,040
  Total Liabilities                                  806,724           931,251

Partners' Capital:
 General Partners                                          -                 -
 Limited Partners                                 25,202,876        26,315,490
  Total Partners' Capital                         25,202,876        26,315,490
  Total Liabilities and Partners' Capital        $26,009,600       $27,246,741




Consolidated Statement of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994

                                          General         Limited
                                         Partners        Partners         Total
Balance at December 31, 1993            $(584,636)   $ 40,036,129  $ 39,451,493
Net Income                                712,746         271,882       984,628
Cash distributions                       (128,110)     (1,152,990)   (1,281,100)
Balance at December 31, 1994                    -      39,155,021    39,155,021
Net Income                                405,680       2,853,944     3,259,624
Cash distributions                       (405,680)    (15,693,475)  (16,099,155)
Balance at December 31, 1995                    -      26,315,490    26,315,490
Net Income                                213,517         809,036     1,022,553
Cash distributions                       (213,517)     (1,921,650)   (2,135,167)
Balance at December 31, 1996            $       -    $ 25,202,876  $ 25,202,876



Consolidated Statements of Operations
For the years ended December 31,             1996            1995          1994
Income
Rental                                 $4,778,238      $6,351,434    $7,552,784
Interest and other                        148,102         245,330        79,860
  Total Income                          4,926,340       6,596,764     7,632,644
Expenses
Property operating                      2,545,471       3,630,788     3,927,435
Loss on write-down of real estate               -         477,170             -
Depreciation                            1,184,781       1,610,725     2,034,770
Interest                                        -         283,556       513,636
General and administrative                173,535         189,785       172,175
  Total Expenses                        3,903,787       6,192,024     6,648,016
  Income from operations                1,022,553         404,740       984,628
Gain on sale of properties                      -       2,854,884             -
  Net Income                           $1,022,553      $3,259,624    $  984,628
Net Income Allocated:
To the General Partners                $  213,517      $  405,680    $  712,746
To the Limited Partners                   809,036       2,853,944       271,882
                                       $1,022,553      $3,259,624    $  984,628
Per limited partnership unit
(128,110 outstanding)
Income from operations                 $     6.32      $     2.00    $     2.12
Gain on sale                                    -           20.28             -
Net Income                             $     6.32      $    22.28    $     2.12



Consolidated Statements of Cash Flows
For the years ended December 31,                1996          1995         1994
Cash Flows From Operating Activities:
Net Income                               $ 1,022,553  $  3,259,624  $   984,628
Adjustments to reconcile net income
to net cash provided by operating
activities:
 Depreciation                              1,184,781     1,610,725    2,034,770
 Loss on write-down of real estate                 -       477,170            -
 Gain on sale of properties                        -    (2,854,884)           _
 Increase (decrease) in cash arising
 from changes in operating assets and
 liabilities:
  Other assets                                   836         6,321       (2,205)
  Accounts payable and accrued expenses      (73,169)       21,651        1,041
  Security deposits payable                    1,180      (145,295)      15,144
  Due to affiliates                              841       (11,989)         208
Net cash provided by operating activities  2,137,022     2,363,323    3,033,586
Cash Flows From Investing Activities:
Net proceeds from sale of properties               -    17,551,351            -
Additions to real estate                     (69,956)     (149,631)     (39,087)
Net cash provided by (used for) investing
activities                                   (69,956)   17,401,720      (39,087)
Cash Flows From Financing Activities:
Mortgage principal payments                        -    (5,051,086)     (39,742)
Distributions                             (2,188,546)  (15,511,984)  (1,921,650)
Net cash used for financing activities    (2,188,546)  (20,563,070)  (1,961,392)
Net increase (decrease) in cash and cash
equivalents                                 (121,480)     (798,027)   1,033,107
Cash and cash equivalents, beginning of
period                                     2,436,356     3,234,383    2,201,276
Cash and cash equivalents, end of period $ 2,314,876 $ 2,436,356 $ 3,234,383 Supplemental Disclosure of Cash Flow
Information:
Cash paid during the period for interest $         -  $    283,556  $   513,636




Notes to the Consolidated Financial Statements
December 31, 1996, 1995 and 1994

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

On March 15, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution.

2. Significant Accounting Policies

Financial Statements - The consolidated financial statements include the accounts of the Partnership and its affiliated ventures. The effect of transactions between the Partnership and its ventures have been eliminated in consolidation.

Real Estate Investments - Real estate investments are recorded at the lower of cost, less accumulated depreciation or fair value. Cost includes the initial purchase price of the property, legal fees, acquisition and closing costs.

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

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long- lived assets that are expected to be disposed of. Assets held for disposition are recorded at the lessor of carrying value or fair market value less costs to sell. The Partnership adopted FAS 121 in the fourth quarter of 1995.

Property Held for Disposition - During the fourth quarter of 1996 River Hill Apartments was reclassified to "Property held for disposition" at its net book value. Accordingly, River Hill Apartments will no longer be depreciated.

Offering Costs - Costs relating to the sale of limited partnership units were deferred during the offering period and charged to the limited partners' capital accounts upon the consummation of the public offering.

Income Taxes - No provision for income taxes has been made in the financial statements since income, losses and tax credits are passed through to the individual partners.

Cash and Cash Equivalents - Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments. Cash and cash equivalents include security deposits of $91,641 and $87,579 at December 31, 1996 and 1995 respectively, restricted under certain state statutes.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassed to conform to the current year's presentation.

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

On January 24, 1997, the Partnership executed an agreement for the purchase and sale of River Hill Apartments with an institutional investor. However, on March 17, 1997, the General Partners opted to allow the prospective buyer to exercise its right to terminate the purchase agreement. The General Partners have since resumed marketing River Hill Apartments for sale. Accordingly, River Hill Apartments has been reclassified on the balance sheet as "Property held for disposition" at its net book value.

Based on the adoption of FAS 121, the Partnership recorded a write-down of $477,170 in 1995 to reduce the carrying value of River Hill Apartments to its estimated fair value. The impairment was caused by the need for necessary property improvements and changing market conditions.

The limited partnership agreement of River Hill Apartments substantially provides that:

    a. Net cash from operations of River Hill Apartments will be distributed 100% to the Partnership until it has received an annual, noncumulative return of 10% on its adjusted capital contribution. Any remaining balance will be distributed 60% to the Partnership and 40% to the co-venturer.

    b. Net income of the limited partnership will be allocated to the Partnership and the co-venturers basically in accordance with the distribution of net cash from operations. All net losses and depreciation will be allocated to the Partnership.

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

The joint venture and limited partnership agreements of Village at the Foothills II and Shadowood Village substantially provide that:

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

6. Transactions with Related Parties
The following is a summary of fees earned and reimbursable expenses paid for the years ended December 31, 1996, 1995 and 1994, and the unpaid portion at December 31, 1996:

                                       Unpaid at
                                      December 31,             Earned
                                          1996       1996       1995      1994
RI 3-4 Real Estate Services, Inc.
and affiliates:
  Out-of-pocket expenses                $     -  $    724    $  3,541  $  2,227
ConAm and affiliates:
  Property operating salaries                 -   307,565     411,731   610,064
  Property management fees               20,443   239,560     322,934   378,727
     Total                              $20,443  $547,849    $738,206  $991,018

7. Reconciliation of Financial Statement and Tax Information
The following is a reconciliation of the net income for financial statement purposes to net income for federal income tax purposes for the years ended December 31, 1996, 1995 and 1994:


                                                  1996        1995         1994
Net income per financial statements        $ 1,022,553 $ 3,259,624  $   984,628

Depreciation deducted for tax
  purposes in excess of
  depreciation expense per
  financial statements                         (92,628)   (105,426)    (159,133)

Tax basis joint venture net loss
  in excess of GAAP basis joint
  venture net income                          (104,176)   (103,451)    (106,637)

Financial statements loss on
  write-down of real estate over
  tax basis loss on write-down of
  real estate                                        -     477,170            -

Gain on sale of properties
  for tax purposes in excess of
  gain per financial statements                      -   5,305,729            -

Other                                           (2,213)        470      (25,567)
Taxable net income                         $  (823,536)$ 8,834,116  $   693,291


The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of December 31, 1996, 1995 and 1994:

                                                1996         1995          1994
Partners' capital per
  financial statements                   $25,202,876  $26,315,490   $39,155,021

Adjustment for cumulative
  difference between tax basis
  net income and net income
  per financial statements                (1,834,166)  (1,635,149)   (7,209,641)
Partners' capital per tax return         $23,368,710  $24,680,341   $31,945,380

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

                Distributions                                    Distributions
                   Payable       Distributions   Distributions      Payable
             Beginning of Year      Declared         Paid         December 31,
1996             $587,171         $ 2,135,167     $ 2,188,546      $ 533,792
1995                    -          16,099,155      15,511,984        587,171
1994              640,550           1,281,100       1,921,650              -





                       Report of Independent Accountants
                     -------------------------------------





To the Partners of
Hutton/ConAm Realty Investors 4:

We have audited the consolidated balance sheets of Hutton/ConAm Realty Investors 4, a California limited partnership, and Consolidated Ventures as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hutton/ConAm Realty Investors 4, a California limited partnership, and Consolidated Ventures as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997





                              Net Asset Valuation
                             ---------------------
             Comparison of Acquisition Costs to Appraised Value and
                                Determination of
         Net Asset Value Per $406 Unit at December 31, 1996 (Unaudited)

                                          Acquisition Cost
                                           (Purchase Price        Partnership's
                                              Plus General             Share of
                                                 Partners'         December 31,
                                Date of        Acquisition       1996 Appraised
Property                    Acquisition              Fees)            Value (1)
Pelican Landing                03-28-85       $ 12,700,000         $ 11,200,000
Village at the Foothills II    05-30-85          7,376,000            4,600,000
River Hill Apartments          06-12-85         12,016,575            7,500,000
Shadowood Village              07-03-86          5,649,540            4,400,000
                                              $ 37,742,115$          27,700,000
Cash and cash equivalents                                             2,314,876
Other assets                                                             15,370
                                                                     30,030,246
Less:
  Total liabilities                                                    (806,724)
Partnership Net Asset Value (2)                                    $ 29,223,522
Net Asset Value Allocated:
  Limited Partner                                                  $ 29,223,522
  General Partners                                                            -
                                                                   $ 29,223,522
Net Asset Value Per Unit (128,110 units outstanding)                    $228.11

(1) This represents the Partnership's share of the December 31, 1996 Appraised Values which were determined by an independent property appraisal firm.

(2) The Net Asset Value assumes a hypothetical sale at December 31, 1996 of all the Partnership's properties at a price based upon their value as a rental property as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after liquidation of the Partnership's liabilities, to the Partners.

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



Schedule III - Real Estate Investments and  Property Held for Disposition:
December 31, 1996

                                    Village
Residential Property:     Pelican     at the River Hill    Shadowood
Consolidated Ventures:    Landing  Foothills       Apts      Village      Total

Location               Clearwater     Irving     Tucson Jacksonville         na
                              ,FL        ,TX        ,AZ          ,FL
Construction date       1984-1985  1984-1985  1984-1985    1985-1986         na
Acquisition date         03-11-87   06-12-85   05-30-85     07-03-86         na
Life on which depreciation
in latest income statements
is computed                   (3)        (3)        (3)          (3)         na
Encumbrances                    -          -          -            -          -
Initial cost to Partnership:
     Land             $ 3,484,946 $1,584,049 $3,059,866  $   566,000$ 8,694,861
     Buildings and
     improvements       9,422,260  5,838,595  9,060,195    5,125,065 29,446,115
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements        (539)    11,134    125,472       44,274    180,341
     Write-down (4)             -          - (4,498,633)           - (4,498,633)
Elimination of
accumulated depreciation        -          -   (388,600)           -   (388,600)
Gross amount at which
carried at close of period:
     Land             $ 3,474,525 $1,583,964 $1,898,363  $   569,274$ 7,526,126
     Buildings and
     improvements  9,432,142   5,849,814    5,459,937      5,166,065 25,907,958
                  12,906,667   7,433,778    7,358,300      5,735,339 33,434,084
Accumulated
depreciation       4,624,707   2,827,357            -      2,302,666  9,754,730

(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.

(2) The amount of accumulated depreciation for Federal income tax purposes is $23,106,082.

(3)  Buildings and improvements - 25 years; personal property - 10 years.

(4) In 1995, the Partnership recorded a write-down to reduce the carrying value of River Hill Apartments to its estimated fair value.


A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1996, 1995, and 1994 follows:

                                                1996         1995         1994
Real estate investments and property
held for disposition:
Beginning of year                        $33,752,728  $60,325,756  $60,286,669
Additions                                     69,956      149,631       39,087
Write-down                                         -   (4,498,633)           -
Dispositions                                       -  (22,224,026)           -
Reclassification to held for
disposition                                 (388,600)           -            -
End of year                              $33,434,084  $33,752,728  $60,325,756

Accumulated depreciation:
Beginning of year                        $ 8,958,549  $18,896,846  $16,862,076
Depreciation expense                       1,184,781    1,610,725    2,034,770
Elimination of accumulated depreciation            -     (388,600)           -
Write-down                                         -   (4,021,463)           -
Dispositions                                       -   (7,527,559)           -
End of year                              $ 9,754,730  $ 8,958,549  $18,896,846





                       Report of Independent Accountants
                     ------------------------------------


Our report on the consolidated financial statements of Hutton/ConAm Realty Investors 4, a California limited partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to unitholders of Hutton/ConAm Realty Investors 4 for the year ended December 31, 1996. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                                    COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997