Form 10-K, Exhibit 13
period 1997-12-31
CONAM REALTY INVESTORS 4 L P
filed 1998-03-31
CIK 722745

ConAm Realty Investors 4 L.P.

                            Annual Report 1997

                                Exhibit 13











                         ConAm Realty Investors 4 L.P.



             ConAm Realty Investors 4 L.P. is a California limited partnership formed in 1984 to acquire, operate and hold for investment multifamily residential properties. At December 31, 1997, the Partnership's portfolio consisted of two apartment properties located in Florida and Arizona. Provided below is a comparison of average occupancy levels for the years ended
             December 31, 1997 and 1996.



                                                         Average Occupancy
     Property                      Location                 1997      1996
     ---------------------------------------------------------------------
     Shadowood Village             Jacksonville, Florida     93%       95%
     Village at the Foothills II   Tucson, Arizona           94%       95%
     ---------------------------------------------------------------------





                                    Contents

                            1   Message to Investors

                            3   Financial Highlights

                            4   Consolidated Financial Statements

                            7   Notes to the Consolidated
                                Financial Statements

                           13   Independent Auditors' Report and
                                Report of Former Independent Accountants

                           15   Net Asset Valuation












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








                              Message to Investors

Presented for your review is the 1997 Annual Report for ConAm Realty Investors 4 L.P. In this report, we review property sales and discuss general market conditions affecting the Partnership's two remaining properties (the "Properties"). We have also included an update on operations at the Properties and financial highlights for the year.

This annual report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ from those projected in or contemplated by the forward- looking statements as a result of a number of factors, including those identified herein.

Cash Distributions
------------------
The Partnership declared cash distributions totaling $173.00 per Unit for the year ended December 31, 1997, including the fourth quarter distribution of $3.75 per Unit, which was credited to your brokerage account or sent directly to you on February 13, 1998. Since inception, the Partnership has paid distributions totaling $506.01 per original $500 Unit, including $252.00 per Unit in return of capital payments. The level of future distributions will be reduced to reflect the decline in the Partnership's cash flow resulting from the sales of River Hill Apartments and Pelican Landing.

Property Sales
--------------
The Partnership completed the sales of River Hill Apartments and Pelican Landing in 1997. The Partnership sold River Hill Apartments on August 6, 1997, and Pelican Landing on December 30, 1997, resulting in net sales proceeds of $7,108,356 and $13,171,373, respectively. The Partnership paid special cash distributions of $55.00 per Unit from the net proceeds of the sale of River Hill on October 31, 1997, and $103.00 per Unit from the net proceeds of the sale of Pelican Landing on January 21, 1998.

Operations Overview
-------------------
In 1997, operations at the Partnership's properties continued to be impacted to varying degrees by strong competition for tenants in the markets where the Properties are located. Although population and job growth remained strong in Arizona and Florida, the addition of newly constructed complexes, especially in the Jacksonville market, limited rental rate increases and caused overall vacancy rates to rise. In Tucson, where Village at the Foothills II is located, many high-end renters opted to purchase homes due to low interest rates. Strong economic growth in both areas helped strengthen multi-family housing, and average occupancy at both Properties declined only slightly in 1997 when compared to 1996. In addition, the appraised values of the Properties increased by 3.9% in total when compared to the prior year.

The General Partner is continuing to evaluate the sale potential of the remaining properties and other options with respect to the Partnership's investments. One of these options includes obtaining mortgage loans secured by certain of the Properties in order to return capital to the limited partners on a tax-free basis and lock in favorable fixed interest rates. This would also potentially enhance the future marketability of the Properties, while enabling the Partnership to take advantage of possible future property appreciation. The Partnership's ability to sell the Properties is dependent upon a variety of factors, many of which are not within the Partnership's control. There can be no assurance that any specific property or all the properties can be sold, that particular prices will be achieved, or that the Properties can be sold within a specific time frame. We will keep you apprised of our sales efforts in future correspondence.

Property Review
---------------

Shadowood Village
Shadowood Village is a 110-unit luxury apartment complex located in a residential area in Jacksonville. The property's average occupancy level declined slightly to 93% in 1997, down from 95% in 1996, while rental income increased 2% from the prior year. Favorable market conditions in the Jacksonville area have led to an increase in new multifamily construction, with new construction permits issued for approximately 3,831 new apartment units throughout the year. This was partially due to the city's 1996 ranking as one of the fastest growing labor markets in the country. Although population and job growth in the Jacksonville area remains high, continuing construction at this pace could lead to softness in the market in the future. While vacancy rates remained low in 1997, the use of rental concessions has recently increased in the marketplace to attract and retain tenants in anticipation of the new competition.

Village at the Foothills II
Village at the Foothills II is a 120 unit apartment community located in the northwest area of Tucson. The property maintained an average occupancy rate of 94% during 1997, down slightly from 95% in 1996. Apartment vacancy rates remain high in this market, but significant population and job growth in Tucson over the last few years is slowly reducing the number of available units, and should favorably impact the market in 1998. Low interest rates and affordable home prices have also increased competition by luring many renters to purchase homes. This competition has led to the reemergence of rental incentives and other concessions in the marketplace to attract tenants. Strong competition for tenants is likely to continue as the addition of new properties to the market puts further pressure on occupancies.

Summary
-------
We will continue to monitor market conditions to determine the opportune time to sell the Properties, and are also evaluating a potential financing of the Partnership's two properties. In the interim, we intend to maximize the performance of the Properties and further improve their appearance and condition. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,



/s/  Daniel J. Epstein
Daniel J. Epstein
President
Continental American Development Inc.
General Partner of ConAm Property
  Services IV, Ltd.

March 25, 1998








                              Financial Highlights


Selected Financial Data
For the periods ended December 31,     1997     1996     1995     1994     1993
-------------------------------------------------------------------------------
Dollars in thousands, except
 for per unit data

Total Income                         $4,485   $4,926   $6,597   $7,633   $7,299

Gain on Sale of Properties            4,907        _    2,855        _        _

Net Income                            6,019    1,023    3,260      985      724

Net Cash Provided by
 Operating Activities                 1,741    2,137    2,363    3,034    2,778

Long-term Obligations at Year End         _        _        _    5,051    5,091

Total Assets at Year End             22,770   26,010   27,247   44,686   45,646

Net Income per
 Limited Partnership Unit*            45.32     6.32    22.28     2.12     2.30

Distributions per
 Limited Partnership Unit*            15.00    15.00    11.25     9.00    18.00

Special Distributions per
 Limited Partnership Unit*           158.00        _   111.25        _        _
-------------------------------------------------------------------------------
* 128,110 Units outstanding




Cash Distributions
Per Limited Partnership Unit                            1997               1996
-------------------------------------------------------------------------------
Special Distributions*                              $ 158.00            $     _
First Quarter                                           3.75               3.75
Second Quarter                                          3.75               3.75
Third Quarter                                           3.75               3.75
Fourth Quarter                                          3.75               3.75
                                                    --------            -------
Total                                               $ 173.00            $ 15.00
-------------------------------------------------------------------------------

* On October 31, 1997, the Partnership paid a special cash distribution of $55.00 per Unit, representing net proceeds from the sale of River Hill Apartments on August 6, 1997.

  On January 21, 1998, the Partnership paid a special cash distribution of $103.00 per Unit, representing net proceeds from the sale of Pelican Landing on December 30, 1997.







Consolidated Balance Sheets                     At December 31,  At December 31,
                                                          1997             1996
-------------------------------------------------------------------------------
Assets
Investments in real estate:
 Land                                              $ 2,153,239      $ 5,627,763
 Building and improvements                          11,015,879       20,448,021
                                                   ----------------------------
                                                    13,169,118       26,075,784
 Less accumulated depreciation                      (5,552,827)      (9,754,730)
                                                   ----------------------------
                                                     7,616,291       16,321,054
Property held for disposition                                _        7,358,300
Cash and cash equivalents                           15,150,595        2,314,876
Other assets                                             3,300           15,370
-------------------------------------------------------------------------------
  Total Assets                                     $22,770,186      $26,009,600
-------------------------------------------------------------------------------
Liabilities and Partners' Capital
Liabilities:
 Accounts payable and accrued expenses                $144,530         $108,269
 Distribution payable                               13,729,122          533,792
 Due to affiliates                                      15,471           20,443
 Security deposits payable                              35,573          144,220
                                                   ----------------------------
  Total Liabilities                                 13,924,696          806,724
                                                   ----------------------------
Partners' Capital:
 General Partners                                            _                _
 Limited Partners (128,110 Units outstanding)        8,845,490       25,202,876
                                                   ----------------------------
  Total Partners' Capital                            8,845,490       25,202,876
                                                   ----------------------------
  Total Liabilities and Partners' Capital          $22,770,186      $26,009,600
-------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.





Consolidated Statements of Operations

For the years ended December 31,                 1997         1996         1995
-------------------------------------------------------------------------------
Income
Rental                                     $4,272,753   $4,778,238   $6,351,434
Interest and other                            212,589      148,102      245,330
                                           ------------------------------------
  Total Income                              4,485,342    4,926,340    6,596,764
-------------------------------------------------------------------------------
Expenses
Property operating                          2,465,118    2,545,471    3,630,788
Loss on write-down of real estate                   _            _      477,170
Depreciation                                  695,023    1,184,781    1,610,725
Interest                                            _            _      283,556
General and administrative                    213,479      173,535      189,785
                                           ------------------------------------
  Total Expenses                            3,373,620    3,903,787    6,192,024
-------------------------------------------------------------------------------
Income from operations                      1,111,722    1,022,553      404,740
Gain on sale of properties, net             4,907,439            _    2,854,884
-------------------------------------------------------------------------------
  Net Income                               $6,019,161   $1,022,553   $3,259,624
-------------------------------------------------------------------------------
Net Income Allocated:
  To the General Partners                  $  213,517   $  213,517   $  405,680
  To the Limited Partners                   5,805,644      809,036    2,853,944
-------------------------------------------------------------------------------
                                           $6,019,161   $1,022,553   $3,259,624
-------------------------------------------------------------------------------
Per limited partnership Unit
(128,110 Units outstanding):
  Income from operations                       $ 7.32       $ 6.32       $ 2.00
  Gain on sale of properties                    38.00            _        20.28
-------------------------------------------------------------------------------
Net Income                                     $45.32       $ 6.32       $22.28
-------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.




Consolidated Statement of Partners' Capital
For the years ended December 31, 1997, 1996 and 1995

                                           General         Limited
                                          Partners        Partners        Total
-------------------------------------------------------------------------------
Balance at December 31, 1994              $      _     $39,155,021  $39,155,021
Net Income                                 405,680       2,853,944    3,259,624
Distributions ($122.50 per Unit)          (405,680)    (15,693,475) (16,099,155)
-------------------------------------------------------------------------------
Balance at December 31, 1995                     _      26,315,490   26,315,490
Net Income                                 213,517         809,036    1,022,553
Distributions ($15.00 per Unit)           (213,517)     (1,921,650)  (2,135,167)
-------------------------------------------------------------------------------
Balance at December 31, 1996                     _      25,202,876   25,202,876
Net Income                                 213,517       5,805,644    6,019,161
Distributions ($173.00 per Unit)          (213,517)    (22,163,030) (22,376,547)
-------------------------------------------------------------------------------
Balance at December 31, 1997               $     _      $8,845,490   $8,845,490
-------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.






Consolidated Statements of Cash Flows

For the years ended December 31,                 1997         1996         1995
-------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net Income                                 $6,019,161   $1,022,553   $3,259,624
Adjustments to reconcile net income to
net cash provided by operating activities:
 Depreciation                                 695,023    1,184,781    1,610,725
 Loss on write-down of real estate                  _            _      477,170
 Gain on sale of properties, net           (4,907,439)           _   (2,854,884)
 Increase (decrease) in cash arising
 from changes in operating assets
 and liabilities:
   Other assets                                12,070          836        6,321
   Accounts payable and accrued expenses       36,261      (73,169)      21,651
   Due to affiliates                           (4,972)         841      (11,989)
   Security deposits payable                 (108,647)       1,180     (145,295)
                                           ------------------------------------
Net cash provided by operating activities   1,741,457    2,137,022    2,363,323
-------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Net proceeds from sale of properties       20,279,729            _   17,551,351
Additions to real estate                       (4,250)     (69,956)    (149,631)
                                           ------------------------------------
Net cash provided by (used for)
  investing activities                     20,275,479      (69,956)  17,401,720
-------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Mortgage principal payments                         _            _   (5,051,086)
Distributions                              (9,181,217)  (2,188,546) (15,511,984)
                                           ------------------------------------
Net cash used for financing activities     (9,181,217)  (2,188,546) (20,563,070)
-------------------------------------------------------------------------------
Net increase (decrease) in cash
  and cash equivalents                     12,835,719     (121,480)    (798,027)
Cash and cash equivalents,
  beginning of period                       2,314,876    2,436,356    3,234,383
                                          -------------------------------------
Cash and cash equivalents,
  end of period                           $15,150,595   $2,314,876   $2,436,356
-------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest  $         _   $        _   $  283,556
-------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.






Notes to the Consolidated Financial Statements
December 31, 1997, 1996 and 1995

1.  Organization
ConAm Realty Investors 4 L.P., (formerly Hutton/ConAm Realty Investors 4) (the "Partnership") was organized as a limited partnership under the laws of the State of California pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated May 10, 1984. The Partnership was formed for the purpose of acquiring and operating certain types of residential real estate. The original co-general partners of the Partnership were RI 3-4 Real Estate Services, Inc. ("RI 3- 4"), an affiliate of Lehman Brothers Inc., and ConAm Property Services IV, Ltd. ("CPS IV"), an affiliate of Continental American Properties, Ltd. (the "General Partners"). On October 8, 1997, CPS IV acquired RI 3-4's co-general partner interest in the Partnership effective July 1, 1997, pursuant to a Purchase Agreement between CPS IV and RI 3-4 dated August 29, 1997. As a result, CPS IV now serves as the sole general partner (the "General Partner") of the Partnership. In conjunction with this transaction, the name of the Partnership changed from Hutton/ConAm Realty Investors 4 to ConAm Realty Investors 4 L.P.

2.  Significant Accounting Policies and Practices

Financial Statements - The consolidated financial statements are prepared on the accrual basis of accounting and include the accounts of the Partnership and its affiliated ventures when the Partnership has a controlling interest in the ventures. The effect of transactions between the Partnership and its ventures have been eliminated in consolidation.

Investments in Real Estate - Investments in real estate are recorded at cost less accumulated depreciation and include the initial purchase price of the property, legal fees, acquisition and closing costs.

Revenue is recognized when earned and expenses (including depreciation) are recognized when incurred in accordance with generally accepted accounting principles. Leases are generally for terms of one year or less.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the properties (25 years). Maintenance and repairs are charged to operations as incurred. Costs incurred for significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in net income for the period.

Impairment of Long-Lived Assets - Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"), requires the Partnership to assess its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Recoverability of real estate to be held and used is measured by a comparison of the carrying amount of the real estate to future net cash flows (undiscounted and without interest) expected to be generated by the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the real estate exceeds the fair value of the real estate. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes - No provision for income taxes has been made in the financial statements as the liability for such taxes is that of the partners rather than the Partnership.

Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid short-term investments with original maturities of three months or less.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institution's federally insured limits. The Partnership invests its cash and cash equivalents with high credit quality federally insured financial institutions.

Use of Estimates - Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

3.  The Partnership Agreement
The Partnership Agreement provides that net cash from operations, as defined, is to be distributed quarterly, 90% to the limited partners and 10% to the General Partners.

Net loss and all depreciation for any fiscal year is to be allocated 99% to the limited partners and 1% to the General Partners.

Net income before depreciation is to be allocated as follows:

  (a) To the extent that net income from operations before depreciation does
      not exceed the amount of net   cash from operations distributable to the
      partners with respect to such fiscal year, net income from operations before depreciation is to be allocated among the partners, pro rata in accordance with the amount of net cash from operations distributable to each partner with respect to such fiscal year to the extent thereof; and

  (b) To the extent that net income from operations before depreciation exceeds the amount of net cash from operations distributable to the partners with respect to such fiscal year, such excess is to be allocated (1) first, 100% to the General Partners, pro rata, in an amount equal to the excess, if any, of the General Partners' deficits, if any, in their capital accounts, over an amount equal to 1% of the aggregate capital contributions to the Partnership as reduced by the amount of the General Partners' capital contributions, and (2) second, 99% to the limited partners and 1% to the General Partners.

Net proceeds from sales or refinancing are to be distributed 100% to the limited partners until each limited partner has received an amount equal to his adjusted capital value (as defined) and an annual, cumulative 7% return thereon. The balance, if any, is to be distributed 85% to the limited partners and 15% to the General Partners.

4.  Investments in Real Estate
The Partnership owns two residential apartment complexes acquired through investments in joint ventures and limited partnerships as follows:

                         Apartment                         Date      Purchase
Property Name                Units  Location           Acquired         Price
-----------------------------------------------------------------------------
Village at the Foothills II    120  Tucson, AZ          5/30/85    $7,216,400
Shadowood Village              110  Jacksonville, FL     7/3/86     5,400,000
-----------------------------------------------------------------------------

Village at the Foothills II was acquired through a joint venture with an unaffiliated developer and Shadowood Village was acquired through a limited partnership with an unaffiliated developer. To each limited partnership and joint venture, the Partnership assigned its rights to acquire the above properties and contributed cash equal to the purchase price of the properties. The Partnership's partners did not make initial capital contributions to these entities.

On July 20, 1995, the Partnership sold Trails at Meadowlakes and Cypress Lakes. Trails at Meadowlakes and Cypress Lakes sold for $8,940,000 and $8,825,000, respectively, to an institutional buyer (the "Buyer"), which is unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Buyer. The Partnership received net proceeds of $17,551,351 from the transaction of which $5,057,952, representing outstanding principal and interest, was used to fully satisfy the Partnership's mortgage obligation on Trails at Meadowlakes. The transaction resulted in a gain on sale of $2,854,884, which is reflected in the Partnership's consolidated statements of operations for the year ended December 31, 1995.

On August 22, 1995, the Partnership paid a special distribution of $14,252,238 to the limited partners. The special distribution was comprised of net proceeds from the sale of Trails at Meadowlakes and Cypress Lakes and from Partnership cash reserves.

In 1995, the Partnership recorded a write-down of $477,170 in 1995 to reduce the carrying value of River Hill Apartments to its estimated fair value. The impairment was caused by the need for necessary property improvements and changing market conditions.

On August 6,1997, the Partnership sold River Hill Apartments to an unaffiliated institutional buyer for a sales price of $7,275,000. The Partnership received net proceeds from the sale totaling $7,108,356 and the transaction resulted in a loss of $249,944, which is reflected in the Partnership's consolidated statements of operations for the year ended December 31, 1997. On October 31, 1997, the General Partners paid a special distribution to Limited Partners representing the net proceeds from the sale.

On December 30, 1997, the Partnership sold Pelican Landing to an unaffiliated institutional buyer for a sales price of $13,400,000. The Partnership received net proceeds from the sale totaling $13,171,373 and the transaction resulted in a net gain of $5,157,383, which is reflected in the Partnership's consolidated statements of operations for the year ended December 31, 1997. A distribution in the amount of $103 per Unit was paid to limited partners on January 21, 1998, and is reflected on the Partnership's Balance Sheet as "Distribution payable" at December 31, 1997. Distribution payable was $13,195,330 at December 31, 1997.

The limited partnership agreement of River Hill Apartments substantially provides that:

    a. Net cash from operations of River Hill Apartments is to be distributed 100% to the Partnership until it has received an annual, noncumulative return of 10% on its adjusted capital contribution. Any remaining balance is to be distributed 60% to the Partnership and 40% to the co-venturer.

    b. Net income of the limited partnership is to be allocated to the Partnership and the co-venturers basically in accordance with the distribution of net cash from operations. All net losses and depreciation are to be allocated to the Partnership.

    c. Net proceeds from a sale or refinancing of River Hill Apartments are to be distributed 100% to the Part Partnership, until it has received an amount equal to 110% of its adjusted capital contribution. Distributions are to then be made 75% to the Partnership and 25% to the co-venturer, until the Partnership has received an additional 110% of the Partnership's adjusted capital contribution. Any remaining balance is to be distributed 50% to the Partnership and 50% to the co-venturer. In 1997, 100% of the net proceeds from sale were distributed to the Partnership.

The joint venture and limited partnership agreements of Village at the Foothills II and Shadowood Village substantially provide that:

    a. Available cash from operations is to be distributed 100% to the Partnership until it has received its annual, noncumulative preferred return, as defined. Any remaining balance is to be distr ibuted 99% to the Partnership and 1% to the General Partners.


    b. Net income is to be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts, as defined, have been increased to zero; then, to the Partnership up to the amount of any payments made on account of its preferred return; thereafter, 99% to the Partnership and 1% to the General Partners. All losses are to be allocated first to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero and, then, 99% to the Partnership and 1% to the General Partners.

    c. Income from a sale is to be allocated to the Partnership until the Partnership's capital accounts, as defined, are equal to the fair market value of the venture's assets at the date of the amendments; then, any remaining balance is to be allocated 99% to the Partnership and 1% to the General Partners. Net proceeds from a sale or refinancing are to be distributed first to the partners with a positive capital account balance, as defined; thereafter, 99% to the Partnership and 1% to the General Partners.

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

6.  Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires that the fair values be disclosed for the Partnership's financial instruments. The carrying amount of cash and cash equivalents, accounts payable and accrued expenses, distribution payable, due to affiliates and security deposits are reasonable estimates of their fair values due to the short-term nature of those instruments.

7.  Transactions with Related Parties
The following is a summary of fees earned and reimbursable expenses paid to the General Partners and affiliates for the years ended December 31, 1997, 1996 and 1995, and the unpaid portion at December 31, 1997:

                                    Earned and
                                     Unpaid at
                                   December 31,                Earned
                                          1997       1997       1996       1995
-------------------------------------------------------------------------------
RI 3-4 Real Estate Services, Inc.
 and affiliates:
  Out-of-pocket expenses              $      _   $  1,236   $    724   $  3,541
ConAm and affiliates:
  Property operating salaries                _    298,398    307,565    411,731
  Property management fees              15,471    220,820    239,560    322,934
-------------------------------------------------------------------------------
Total                                 $ 15,471   $520,454   $547,849   $738,206
-------------------------------------------------------------------------------

8. Reconciliation of Financial Statement and Tax Information - The following is a reconciliation of the net income for financial statement purposes to net income (loss) for federal income tax purposes for the years ended December 31, 1997, 1996 and 1995:

                                                1997         1996          1995
-------------------------------------------------------------------------------
Net income per financial statements      $ 6,019,161  $ 1,022,553   $ 3,259,624

Depreciation deducted for tax
  purposes in excess of
  depreciation expense per
  financial statements (unaudited)          (144,847)     (92,628)     (105,426)

Tax basis joint venture net income
  (loss) in excess of GAAP basis
  joint venture net income (unaudited)     1,916,863     (104,176)     (103,451)

Financial statements loss on
  write-down of real estate over
  tax basis loss on write-down of
  real estate (unaudited)                          _            _       477,170

Gain on sale of properties
  for tax purposes in excess of
  gain per financial
  statements (unaudited)                   3,487,244            _     5,305,729

Other (unaudited)                             10,820       (2,213)          470
-------------------------------------------------------------------------------
Taxable net income (loss) (unaudited)    $11,289,241  $  (823,536)  $ 8,834,116
-------------------------------------------------------------------------------

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of December 31, 1997, 1996 and 1995:

                                                 1997         1996         1995
-------------------------------------------------------------------------------
Partners' capital per
  financial statements                    $ 8,845,490  $25,202,876  $26,315,490

Accrued distribution from sale
  of Pelican Landing (unaudited)           13,195,330            _            _

Adjustment for cumulative difference
  between tax basis net income
  and net income per financial
  statements (unaudited)                    3,435,914   (1,834,166)  (1,635,149)
-------------------------------------------------------------------------------
Partners' capital per income
  tax return (unaudited)                  $25,476,734  $23,368,710  $24,680,341
-------------------------------------------------------------------------------

At December 31, 1997, the tax basis of the Partnership's assets was $26,168,869 and the tax basis of the Partnership's liabilities was $692,135.

9. Distributions Paid - Distributions per the consolidated statements of partners' capital are recorded on the accrual basis which recognizes specific record dates for payments within each calendar year. The consolidated statements of cash flows recognize actual cash distributions paid during the calendar year. The following table discloses the annual amounts as presented on the consolidated financial statements:

               Distributions                                      Distributions
                  Payable        Distributions    Distributions      Payable
             Beginning of Year     Declared           Paid         December 31,
-------------------------------------------------------------------------------
1997            $ 533,792        $22,376,547       $9,181,217      $13,729,122
1996              587,171          2,135,167        2,188,546          533,792
1995                    _         16,099,155       15,511,984          587,171
-------------------------------------------------------------------------------







                          Independent Auditors' Report






The General Partner
ConAm Realty Investors 4 L.P.:


We have audited the accompanying consolidated balance sheet of ConAm Realty Investors 4 L.P. (a California limited partnership) (formerly Hutton/ConAm Realty Investors 4) and consolidated ventures (the "Partnership"), as of December 31, 1997, and the related consolidated statements of operations, partners' capital, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of ConAm Realty Investors 4 L.P. and consolidated ventures as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                KPMG Peat Marwick LLP


San Diego, California
March 4, 1998









                    Report of Former Independent Accountants





To the Partners of
ConAm Realty Investors 4 L.P.:

We have audited the consolidated balance sheet of ConAm Realty Investors 4 L.P. (formerly Hutton/ConAm Realty Investors 4), a California limited partnership, and Consolidated Ventures as of December 31, 1996 and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the two years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConAm Realty Investors 4 L.P., a California limited partnership, and Consolidated Ventures as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.


Hartford, Connecticut
February 14, 1997











                              Net Asset Valuation

             Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per Unit at December 31, 1997 (Unaudited)

                                         Acquisition Cost
                                          (Purchase Price
                                             Plus General
                                                 Partners'        December 31,
                                  Date of     Acquisition      1997 Appraised
Property                      Acquisition            Fees)           Value (1)
-------------------------------------------------------------------------------
Village at the Foothills II      05-30-85       $ 7,376,000       $ 4,700,000
Shadowood Village                07-03-86         5,649,540         4,650,000
                                                -----------       -----------
                                                $13,025,540       $ 9,350,000

Cash and cash equivalents                                          15,150,595
Other assets                                                            3,300
                                                                  -----------
                                                                   24,503,895
Less:
  Total liabilities                                               (13,924,696)
                                                                  -----------
Partnership Net Asset Value (2)                                   $10,579,199
                                                                  -----------
Net Asset Value Allocated:
  Limited Partners                                                 10,456,279
  General Partner                                                     122,920
                                                                  -----------
                                                                  $10,579,199
                                                                  -----------

Net Asset Value Per Unit (128,110 Units outstanding)                   $81.62
-----------------------------------------------------------------------------
(1) This represents the December 31, 1997 Appraised Values which were determined by an independent property appraisal firm.

(2) The Partnership Net Asset Value assumes a hypothetical sale at December 31, 1997 of all the Partnership's properties at a price based upon their value as a rental property as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after liquidation of the Partnership's assets and liabilities, to the Partners.

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








Schedule III - Real Estate and Accumulated Depreciation:
December 31, 1997

Residential Property:            Village at the          Shadowood
                                   Foothills II            Village        Total
-------------------------------------------------------------------------------

Location                             Tucson, AZ   Jacksonville, FL           na

Construction date                     1984-1985          1985-1986           na
Acquisition date                       05-30-85           07-03-86           na
Life on which depreciation
  in latest income statements
  is computed                          25 years           25 years           na
Initial cost to Partnership:
     Land                           $ 1,584,049        $   566,000  $ 2,150,049
     Buildings and
     improvements                     5,838,595          5,125,065   10,963,660
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements                    11,135             44,274       55,409
Gross amount at which
carried at close of period: (1)
     Land                             1,583,965            569,274    2,153,239
     Buildings and
     improvements                     5,849,814          5,166,065   11,015,879
                                      7,433,779          5,735,339   13,169,118
-------------------------------------------------------------------------------
Accumulated depreciation (2)        $ 3,052,632        $ 2,500,195  $ 5,552,827
-------------------------------------------------------------------------------

(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.
(2) The amount of accumulated depreciation for Federal income tax purposes is $8,757,690.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1997, 1996, and 1995 follows:

                                               1997          1996          1995
-------------------------------------------------------------------------------
Investments in real estate and
  property held for disposition:
Beginning of period                     $33,434,084   $33,752,728   $60,325,756
Additions                                     4,250        69,956       149,631
Write-down                                        _             _    (4,498,633)
Dispositions                            (20,269,216)            _   (22,224,026)
Reclassification to held
  for disposition                                 _      (388,600)            _
-------------------------------------------------------------------------------
End of period                           $13,169,118   $33,434,084   $33,752,728
-------------------------------------------------------------------------------

Accumulated depreciation:
Beginning of period                     $ 9,754,730   $ 8,958,549   $18,896,846
Depreciation expense                        695,023     1,184,781     1,610,725
Elimination of accumulated depreciation           _      (388,600)            _
Write-down                                        _             _    (4,021,463)
Dispositions                             (4,896,926)            _    (7,527,559)
-------------------------------------------------------------------------------
End of period                           $ 5,552,827   $ 9,754,730   $ 8,958,549
-------------------------------------------------------------------------------

See accompanying independent auditors' report.






                          Independent Auditors' Report






The General Partner
ConAm Realty Investors 4 L.P.:


Under date of March 4, 1998, we reported on the consolidated balance sheet of ConAm Realty Investors 4 L.P. (a California limited partnership) (formerly
Hutton/ConAm Realty  Investors 4)   and  consolidated  ventures  (the
"Partnership") as of December 31, 1997, and the related consolidated statements of operations, partners' capital, and cash flows for the year then ended, as contained in the 1997 annual report to Unitholders. These consolidated financial statements and our report thereon are incorporated by reference in the 1997 annual report on Form 10-K. In connection with our audit of the aforementioned consolidated financial statements, we also have audited the related consolidated financial
statement schedule.   This consolidated financial statement schedule  is the
responsibility  of  the  Partnership's  management.   Our responsibility  is to
express an opinion on this consolidated financial statement schedule based on our audit.

In our opinion, the consolidated financial statement schedule, when considered
in  relation  to  the  basic   consolidated financial statements taken as a
whole, presents fairly, in all material respects, the information set forth therein.

                                             KPMG Peat Marwick LLP



San Diego, California
March 4, 1998











                    Report of Former Independent Accountants






Our report on the consolidated financial statements of ConAm Realty Investors 4 L.P. (formerly Hutton/ConAm Realty Investors 4), a California Limited Partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of ConAm Realty Investors 4 for the year ended December 31, 1996. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10- K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


COOPERS & LYBRAND L.L.P.


Hartford, Connecticut
February 14, 1997








</TEXT