Form 10-K405, Exhibit 13
period 1998-12-31
CONAM REALTY INVESTORS 4 L P
filed 1999-03-30
CIK 722745

                                      EXHIBIT 13

                            CONAM REALTY INVESTORS 4 L.P.

                                  1998 ANNUAL REPORT

-------------------------------------------------------------------------------
                            CONAM REALTY INVESTORS 4 L.P.
-------------------------------------------------------------------------------


         ConAm Realty Investors 4 L.P. is a California limited partnership formed in 1984 to acquire, operate and hold for investment multifamily residential properties. At December 31, 1998, the Partnership's portfolio consisted of two apartment properties located in Florida and Arizona. On January 29, 1999, with the consent of the Unitholders, the two remaining properties were sold for a price of $ 9,350,000 (before closing costs) and substantially all of the cash, less a contingency amount, was distributed to the Unitholders on February 26, 1999.


                                  CONTENTS
                      1      Message to Investors
                      2      Performance Summary
                      3      Financial Highlights
                      4      Consolidated Financial Statements
                      7      Notes to the Consolidated Financial Statements
                     13      Independent Auditors' Report
                     14      Report of Former Independent Accountants
                     15      Net Asset Valuation





--------------------------------------------------------------------------------
  ADMINISTRATIVE INQUIRIES                     PERFORMANCE INQUIRIES/FORM 10Ks
  ADDRESS CHANGES/TRANSFERS                    Brock, Tibbitts and Snell
  MAVRICC Management Systems, Inc.             625 Broadway, Suite 911
  1845 Maxwell, Suite 101                      San Diego, California 92101
  Troy, MI  48084-4510
  Attn: Financial Communications
  248-637-7897                                 619-232-0365
--------------------------------------------------------------------------------

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------

Presented for your review is the 1998 Annual Report for ConAm Realty Investors 4 L.P. (the "Partnership"). In this report we have included a performance summary which addresses operations at each of the properties (the "Properties") and the financial highlights for the year.

We are pleased to announce that the proposed sale of the Partnership's two remaining Properties to DOC Investors, L.L.C., a Delaware limited liability company, was approved by a majority in interest of the Unitholders as of January 15, 1999 and that the sale was completed on January 29, 1999. Following the close of the sale of the Properties, a distribution of $78.06 per Unit, representing the majority of the net proceeds from the sale and other cash from operations, was paid to Unitholders on February 26, 1999. This distribution included the net proceeds from the sale of the Partnership's Properties in January 1999 of $71.60 per Unit, and cash from operations of $6.46 per Unit.

CASH DISTRIBUTIONS

The Partnership paid quarterly cash distributions of operating cashflow totaling $3.00 per Unit for the year ended December 31, 1998. The General Partner elected not to make a fourth quarter distribution pending the outcome of the solicitation of the consent of the Unitholders to the sale of the Partnership's Properties. Including the distribution of sale proceeds and cash from operations on February 26, 1999, since inception, the Partnership has paid distributions totaling $587.07 per original $500 Unit.

OPERATIONS OVERVIEW

In 1998, operations at the Partnership's Properties continued to be impacted to varying degrees by strong competition for residents in the markets where the two Properties are located. Population and job growth escalated in Arizona and Florida, but these factors fueled construction of new apartment complexes which in turn put pressure on rental rate increases and overall vacancy rates. Despite these pressures, average occupancy at Shadowood Village was 96% for 1998 compared to 93% in 1997, which is approximately 4% above the average in the Jacksonville area. Average occupancy at Village at the Foothills II was 94% for 1998, unchanged from last year, and rental rates also increased, due in part to the continuance of rent concessions and maintenance of the attractive appearance of the property. Although the Tucson market has improved from its previous overbuilt condition, over 1,900 new units are under construction or in planning. This new construction may put downward pressure on rents and occupancy in the future. Moreover, many renters have taken advantage of low mortgage rates to buy homes.

SUMMARY

The sale of the Properties on January 29, 1999 and the initial distribution of net sales proceeds and cash from operations on February 26, 1999, represents a major step toward the liquidation of the Partnership that is expected to be completed in August 1999. A final distribution of remaining Partnership cash, if any, will be made shortly thereafter.

Very truly yours,


/s/ Daniel J. Epstein
Daniel J. Epstein, President
Continental American Development Inc.
General Partner of ConAm Property Services IV, Ltd.
March 30, 1999

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES

--------------------------------------------------------------------------------
                              PERFORMANCE SUMMARY
--------------------------------------------------------------------------------

VILLAGE AT THE FOOTHILLS II TUCSON, ARIZONA

Village at the Foothills II is a 120-unit apartment community located in the northwest area of Tucson. The property maintained an average occupancy rate of 94% during 1998, unchanged from 1997. Apartment vacancy rates remain high in this market, but significant population and job growth in Tucson over the last few years is slowly reducing the number of available units. Low interest rates and affordable home prices have also increased competition by luring many renters to purchase homes. This competition led to the use of rental incentives and other concessions in the marketplace to attract residents.



SHADOWOOD VILLAGE JACKSONVILLE, FLORIDA

Shadowood Village is a 110-unit luxury apartment complex located in a residential area in Jacksonville. The property's average occupancy level increased to 96% in 1998, from 93% in 1997, while rental income increased 8% from the prior year. Favorable market conditions in the Jacksonville area led to an increase in new multifamily construction throughout the year. This increase in construction was partially due to the city's 1996 ranking as one of the fastest growing labor markets in the country. Although population and job growth in the Jacksonville area remains high, this new construction softened the market by outpacing population and job growth and will continue to affect the region as new units become available. Vacancy rates remained low in 1998, due to increased use of rental concessions in the marketplace to attract and retain residents.

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES

--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


SELECTED FINANCIAL DATA
For the years ended December 31,                      1998           1997           1996           1995          1994
---------------------------------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS, EXCEPT FOR PER UNIT DATA

Total Income                                        $1,741         $4,485         $4,926         $6,597        $7,633
Gain on Sale of Properties                              --          4,907             --          2,855            --
Net Income                                              73          6,019          1,023          3,260           985
Net Cash Provided by
     Operating Activities                              430          1,741          2,137          2,363         3,034
Long-term Obligations at Year End                       --             --             --             --         5,051
Total Assets at Year End                             8,772         22,770         26,010         27,247        44,686
Net Income per
     Limited Partnership Unit*                        0.24          45.32           6.32          22.28          2.12
Distributions per Limited
     Partnership Unit*                                3.00          15.00          15.00          11.25          9.00
Special Distributions per Limited
     Partnership Unit*                                  --         158.00             --         111.25            --
---------------------------------------------------------------------------------------------------------------------

* 128,110 UNITS OUTSTANDING


CASH DISTRIBUTIONS
PER LIMITED PARTNERSHIP UNIT                                                  1998              1997
--------------------------------------------------------------------------------------------------------
Special Distributions*                                                      $   --           $158.00
First Quarter                                                                 1.00              3.75
Second Quarter                                                                1.00              3.75
Third Quarter                                                                 1.00              3.75
Fourth Quarter                                                                  --              3.75
                                                                   -------------------------------------
TOTAL                                                                       $ 3.00           $173.00
--------------------------------------------------------------------------------------------------------

Cash distributions were reduced in 1998 due to a suspension of distributions in the fourth quarter pending the outcome of the solicitation of the consent the Unitholders to the sale of the Properties.

* On October 31, 1997, the Partnership paid a special cash distribution of $55.00 per Unit, representing net proceeds from the sale of River Hill Apartments on August 6, 1997. On January 21, 1998, the Partnership paid a special cash distribution of $103.00 per Unit which was declared in 1997. This special cash distribution represented the net proceeds from the December 30, 1997 sale of Pelican Landing.

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS                                              AT DECEMBER 31,            AT DECEMBER 31,
                                                                                    1998                       1997
-------------------------------------------------------------------------------------------------------------------
ASSETS
Investments in real estate:
     Land                                                               $      2,153,239           $      2,153,239
     Buildings and improvements                                               11,023,211                 11,015,879
                                                                        -------------------------------------------
                                                                              13,176,450                 13,169,118
     Less accumulated depreciation                                            (5,968,023)                (5,552,827)
                                                                        --------------------------------------------
                                                                               7,208,427                  7,616,291
Cash and cash equivalents                                                      1,403,143                 15,150,595
Other assets                                                                     160,534                      3,300
-------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                       $      8,772,104           $     22,770,186
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND PARTNERS' CAPITAL
Liabilities:
   Accounts payable and accrued expenses                                $        239,393           $        144,530
   Distribution payable                                                               --                 13,729,122
   Due to general partner and affiliates                                           6,853                     15,471
   Security deposits                                                              34,109                     35,573
                                                                         ------------------------------------------
     Total Liabilities                                                           280,355                 13,924,696
                                                                         ------------------------------------------

Partners' Capital:
   General Partner                                                                    --                         --
   Limited Partners (128,110 Units outstanding)                                8,491,749                  8,845,490
                                                                         ------------------------------------------
     Total Partners' Capital                                                   8,491,749                  8,845,490
-------------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND PARTNERS' CAPITAL                            $      8,772,104           $     22,770,186
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------




SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES


-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,                                            1998             1997              1996
-------------------------------------------------------------------------------------------------------------------
INCOME
Rental                                                           $     1,623,889    $   4,272,753      $  4,778,238
Interest and other                                                       117,236          212,589           148,102
                                                                ---------------------------------------------------
     Total Income                                                      1,741,125        4,485,342         4,926,340
                                                                ---------------------------------------------------
EXPENSES
Property operating                                                       998,052        2,465,118         2,545,471
Depreciation                                                             422,811          695,023         1,184,781
General and administrative                                               240,495          213,479           173,535
Write-off of assets                                                        6,475               --                --
                                                               ----------------------------------------------------
     Total Expenses                                                    1,667,833        3,373,620         3,903,787
-------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                    73,292        1,111,722         1,022,553
Gain on sale of properties, net                                               --        4,907,439                --
-------------------------------------------------------------------------------------------------------------------
     NET INCOME                                                  $        73,292    $   6,019,161      $  1,022,553
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
NET INCOME ALLOCATED:
     To the General Partner                                      $        42,703    $     213,517      $    213,517
     To the Limited Partners                                              30,589        5,805,644           809,036
-------------------------------------------------------------------------------------------------------------------
     NET INCOME                                                  $        73,292    $   6,019,161      $  1,022,553
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
PER LIMITED PARTNERSHIP UNIT
(128,110 UNITS OUTSTANDING):
     Income from operations                                      $          0.24    $        7.32      $       6.32
     Gain on sale of properties, net                         --            38.00                --
-------------------------------------------------------------------------------------------------------------------
     NET INCOME                                                  $          0.24    $       45.32      $       6.32
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996               GENERAL             LIMITED
                                                                    PARTNER            PARTNERS               TOTAL
-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                                    $        --      $   26,315,490     $    26,315,490
Net income                                                          213,517             809,036           1,022,553
Distributions ($15.00 per Unit)                                    (213,517)         (1,921,650)         (2,135,167)
-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                                    $        --      $   25,202,876     $    25,202,876
Net income                                                          213,517           5,805,644           6,019,161
Distributions ($173.00 per Unit)                                   (213,517)        (22,163,030)        (22,376,547)
-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                                    $        --      $    8,845,490     $     8,845,490
Net income                                                           42,703              30,589              73,292
Distributions ($3.00 per Unit)                                      (42,703)           (384,330)           (427,033)
-------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                                    $        --      $    8,491,749     $     8,491,749
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,                                            1998             1997              1996
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                          $     73,292    $   6,019,161     $   1,022,553
Adjustments to reconcile net income to net cash
provided by operating activities:
   Depreciation                                                          422,811          695,023         1,184,781
   Write-off of assets                                                     6,475               --                --
   Gain on sale of properties, net                                                     (4,907,439)               --
   Increase (decrease) in cash arising from changes in
   operating assets and liabilities:
     Other assets                                                       (157,234)          12,070               836
     Accounts payable and accrued expenses                                94,863           36,261           (73,169)
     Due to general partner and affiliates                                (8,618)          (4,972)              841
     Security deposits                                                    (1,464)        (108,647)            1,180
                                                                   ------------------------------------------------
Net cash provided by operating activities                                430,125        1,741,457         2,137,022
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from sale of property                                            --       20,279,729                --
Additions to real estate                                                 (21,422)          (4,250)          (69,956)
                                                                   -------------------------------------------------
Net cash provided by (used in) investing activities                      (21,422)      20,275,479           (69,956)
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES-
Distributions to partners                                            (14,156,155)      (9,181,217)       (2,188,546)
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 (13,747,452)      12,835,719          (121,480)
Cash and cash equivalents, beginning of period                        15,150,595        2,314,876         2,436,356
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                            $  1,403,143    $  15,150,595        $2,314,876
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH
INVESTING ACTIVITIES:
Write-off of buildings and improvements                             $    (14,090)   $          --     $          --
Write-off of accumulated depreciation                               $      7,615    $          --     $          --
-------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES


Notes to the Consolidated Financial Statements
DECEMBER 31, 1998, 1997 AND 1996

1.  ORGANIZATION

ConAm Realty Investors 4 L.P. (formerly Hutton/ConAm Realty Investors 4) (the "Partnership") was organized as a Limited Partnership under the laws of the State of California pursuant to a Certificate and Agreement of Limited Partnership (as subsequently amended, the "Partnership Agreement") dated May 10, 1984. The Partnership was formed for the purpose of acquiring and operating multifamily residential real estate. The general partners of the Partnership were RI 3-4 Real Estate Services, Inc. ("RI 3-4"), an affiliate of Lehman Brothers, Inc. (see below), and ConAm Property Services IV, Ltd. ("CPS IV"), an affiliate of Continental American Properties, Ltd. (the "General Partners"). On October 8, 1997, CPS IV acquired RI 3-4's co general partner interest in the Partnership, effective July 1, 1997, pursuant to a purchase agreement between CPS IV and RI 3-4 dated August 29, 1997. As a result, CPS IV now serves as the sole general partner (the "General Partner") of the Partnership. In conjunction with this transaction, the name of the Partnership was changed from Hutton/ConAm Realty Investors 4 to ConAm Realty Investors 4 L.P. On January 15, 1999, a majority in interest of Unitholders agreed to the sell the Partnership's remaining properties and liquidate the Partnership. The Partnership sold its properties on January 29, 1999 (Note 9) and expects to liquidate during 1999.

2.  SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

FINANCIAL STATEMENTS The consolidated financial statements are prepared on the accrual basis of accounting and include the accounts of the Partnership and its affiliated ventures when the Partnership has a controlling interest in the ventures. The effect of transactions between the Partnership and its ventures have been eliminated in consolidation.

INVESTMENTS IN REAL ESTATE Investments in real estate are recorded at cost less accumulated depreciation and include the initial purchase price of the property, legal fees, acquisition and closing costs.

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

IMPAIRMENT OF LONG-LIVED ASSETS The Partnership assesses its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Recoverability of real estate to be held and used is measured by a comparison of the carrying amount of the real estate to future net cash flows (undiscounted and without interest) expected to be generated by the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the real estate exceeds the fair value of the real estate. At December 31, 1998, the Partnership's properties were assets to be held and used as the Partnership did not have the ability to sell the properties without the approval of a majority of the Unitholders.

INCOME TAXES No provision for income taxes has been made in the financial statements as the liability for such taxes is that of the partners rather than the Partnership.

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES


CASH AND CASH EQUIVALENTS Cash and cash equivalents consist of highly liquid short-term investments with original maturities of three months or less.

CONCENTRATION OF CREDIT RISK Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institution's federally insured limits. The Partnership invests its cash and cash equivalents with high credit quality federally insured financial institutions or treasury based money market funds.

USE OF ESTIMATES Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

3.  THE PARTNERSHIP AGREEMENT

The Partnership Agreement provides that net cash from operations, as defined, is to be distributed quarterly, 90% to the limited partners and 10% to the General Partner.

Net loss and all depreciation for any year is to be allocated 99% to the limited partners and 1% to the General Partner.

Net income before depreciation is to be allocated as follows:

     (a) To the extent that net income from operations before depreciation does not exceed the amount of net cash from operations distributable to the partners with respect to such year, net income from operations before depreciation is to be allocated among the partners, pro rata in accordance with the amount of net cash from operations distributable to each partner with respect to such year to the extent thereof; and

     (b) To the extent that net income from operations before depreciation exceeds the amount of net cash from operations distributable to the partners with respect to such year, such excess is to be allocated
          (1) first, 100% to the General Partner, pro rata, in an amount equal to the excess, if any, of the General Partner's deficit, if any, in its capital account, over an amount equal to 1% of the aggregate capital contributions to the Partnership as reduced by the amount of the General Partner's capital contributions, and (2) second, 99% to the limited partners and 1% to the General Partner.

Net proceeds from sales or refinancing are to be distributed 100% to the limited partners until each limited partner has received an amount equal to his adjusted capital value (as defined) and an annual, cumulative 7% return thereon. The balance, if any, is to be distributed 85% to the limited partners and 15% to the General Partner.

Effective July 1, 1997, all General Partner allocations were made solely to CPS IV.

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES


4.  INVESTMENTS IN REAL ESTATE

The Partnership owns two remaining residential apartment complexes acquired through investments in joint ventures and limited partnerships as follows:

                                 APARTMENT                                           DATE                  PURCHASE
PROPERTY NAME                        UNITS               LOCATION                ACQUIRED                     PRICE
-------------------------------------------------------------------------------------------------------------------
Village at the Foothills II          120           Tucson, AZ                     5/30/85              $  7,216,400
Shadowood Village                    110           Jacksonville, FL                7/3/86                 5,400,000
-------------------------------------------------------------------------------------------------------------------

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

On July 20, 1995, the Partnership sold Trails at Meadowlakes and Cypress Lakes. Trails at Meadowlakes and Cypress Lakes were sold for $8,940,000 and $8,825,000, respectively, to an unaffiliated institutional buyer. The Partnership received net proceeds of $17,551,351 from the transaction of which $5,057,952, representing outstanding principal and interest, was used to fully satisfy the Partnership's mortgage obligation on Trails at Meadowlakes. The transaction resulted in a gain on sale of $2,854,884, which is reflected in the Partnership's consolidated statements of operations for the year ended December 31, 1995.

On August 22, 1995, the Partnership paid a special distribution of $14,252,238 to the limited partners. The special distribution was comprised of net proceeds from the sale of Trails at Meadowlakes and Cypress Lakes and from Partnership cash reserves.

In 1995, the Partnership recorded a write-down of $477,170 to reduce the carrying value of River Hill Apartments to its estimated fair value. The impairment was caused by the need for necessary property improvements and changing market conditions.

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

On December 30, 1997, the Partnership sold Pelican Landing to an unaffiliated institutional buyer for a sales price of $13,400,000. The Partnership received net proceeds from the sale totaling $13,171,373 and the transaction resulted in a net gain of $5,157,383, which is reflected in the Partnership's consolidated statements of operations for the year ended December 31, 1997. A distribution in the amount of $103 per Unit was paid to limited partners on January 21, 1998, and was reflected on the Partnership's Balance Sheet as "Distribution payable" at December 31, 1997. Distribution payable was $13,195,330 at December 31, 1997.

The limited partnership agreement of River Hill Apartments substantially provides that:

     a. Net cash from operations of River Hill Apartments is to be distributed 100% to the Partnership until it has received an annual, noncumulative return of 10% on its adjusted capital contribution. Any remaining balance is to be distributed 60% to the Partnership and 40% to the co-venturer.

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES


     b. Net income of the limited partnership is to be allocated to the Partnership and the co-venturers basically in accordance with the distribution of net cash from operations. All net losses and depreciation are to be allocated to the Partnership.

     c. Net proceeds from a sale or refinancing of River Hill Apartments are to be distributed 100% to the Partnership, until it has received an amount equal to 110% of its adjusted capital contribution. Distributions are to then be made 75% to the Partnership and 25% to the co-venturer, until the Partnership has received an additional 110% of the Partnership's adjusted capital contribution. Any remaining balance is to be distributed 50% to the Partnership and 50% to the co-venturer. In 1997, 100% of the net proceeds from sale were distributed to the Partnership.

The joint venture and limited partnership agreements of Village at the Foothills II and Shadowood Village substantially provide that:

      a. Available cash from operations is to be distributed 100% to the Partnership until it has received its annual, noncumulative preferred return, as defined. Any remaining balance is to be distributed 99% to the Partnership and 1% to the General Partner.

      b. Net income is to be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts, as defined, have been increased to zero; then, to the Partnership up to the amount of any payments made on account of its preferred return; thereafter, 99% to the Partnership and 1% to the General Partner. All losses are to be allocated first to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero and, then, 99% to the Partnership and 1% to the General Partner.

      c. Income from a sale is to be allocated to the Partnership until the Partnership's capital accounts, as defined, are equal to the fair market value of the venture's assets at the date of the amendments; then, any remaining balance is to be allocated 99% to the Partnership and 1% to the General Partner. Net proceeds from a sale or refinancing are to be distributed first to the partners with a positive capital account balance, as defined; thereafter, 99% to the Partnership and 1% to the General Partner.

5.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the fair values be disclosed for the Partnership's financial instruments. The carrying amount of cash and cash equivalents, accounts payable and accrued expenses, distributions payable, due to general partner and affiliates, and security deposits are reasonable estimates of their fair values due to the short-term nature of those instruments.

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES


6.  TRANSACTIONS WITH RELATED PARTIES

The following is a summary of fees earned and reimbursable expenses to the General Partners and affiliates for the years ended December 31, 1998, 1997 and 1996, and the unpaid portion at December 31, 1998:

                                                  EARNED AND
                                                   UNPAID AT                         EARNED
                                                DECEMBER 31,  ----------------------------------------------------
                                                        1998               1998             1997             1996
------------------------------------------------------------------------------------------------------------------
RI 3-4 Real Estate Services, Inc.
and affiliates -
     Out-of-pocket expenses                          $    --          $     298            1,236              724
ConAm and affiliates:
     Property operating salaries                          --            147,532          298,398          307,565
     Property management fees                          6,853             81,849          220,820          239,560
------------------------------------------------------------------------------------------------------------------
TOTAL                                                $ 6,853          $ 229,679          520,454          547,849
------------------------------------------------------------------------------------------------------------------

7.  RECONCILIATION OF FINANCIAL STATEMENT AND TAX INFORMATION

The following is a reconciliation of the net income for financial statement purposes to net income for federal income tax purposes for the years ended December 31, 1998, 1997 and 1996:


                                                                       1998                 1997               1996
-------------------------------------------------------------------------------------------------------------------
Net income per financial statements                             $    73,292        $   6,019,161       $  1,022,553
Depreciation deducted for tax purposes in excess
    of depreciation expense per financial
    statements (unaudited)                                               --             (144,847)           (92,628)
Tax basis joint venture net income (loss)
     in excess of GAAP basis joint
     venture net income (unaudited)                                 (58,334)           1,916,863           (104,176)
Gain on sale of properties
     For tax purposes in excess of gain per
     Financial statements (unaudited)                                    --            3,487,244                 --
Other (unaudited)                                                   (10,850)              10,820             (2,213)
-------------------------------------------------------------------------------------------------------------------
   TAXABLE NET INCOME (UNAUDITED)                               $     4,108        $  11,289,241       $    823,536
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES


The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of December 31, 1998, 1997 and 1996:

                                                                       1998                 1997               1996
-------------------------------------------------------------------------------------------------------------------
Partners' capital per financial statements                    $   8,491,749        $   8,845,490      $  25,202,876

Accrued distribution from sale
     of Pelican Landing (unaudited)                                      --           13,195,330                 --

Adjustment for cumulative difference between
     tax basis net income and net income
     per financial statements (unaudited)                         3,366,730            3,435,914         (1,834,166)
-------------------------------------------------------------------------------------------------------------------
PARTNERS' CAPITAL PER INCOME TAX RETURN (UNAUDITED)           $  11,858,479        $  25,476,734      $  23,368,710
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

At December 31, 1998, the tax basis of the Partnership's assets was $12,011,848 and the tax basis of the Partnership's liabilities was $153,369. The Partnership does not consolidate its investment in joint ventures for income tax purposes.

8.  DISTRIBUTIONS PAID

Cash distributions, per the consolidated statements of partners' capital, are recorded on the accrual basis, which recognizes specific record dates for payments within each year. The consolidated statements of cash flows recognize actual cash distributions paid during the year. The following table discloses the annual amounts as presented on the consolidated financial statements:

                            DISTRIBUTIONS                                                           DISTRIBUTIONS
                               PAYABLE             DISTRIBUTIONS           DISTRIBUTIONS               PAYABLE
                          BEGINNING OF YEAR           DECLARED                  PAID                 DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------
1998                       $ 13,729,122             $    427,033             $ 14,156,155           $         --
1997                            533,792               22,376,547                9,181,217             13,729,122
1996                            587,171                2,135,167                2,188,546                533,792
-------------------------------------------------------------------------------------------------------------------

9.  SALE OF PROPERTIES

On January 29, 1999, the Partnership consummated the sale of the Village at the Foothills II and Shadowood Village to DOC Investors, L.L.C., a Delaware limited liability company, for a sales price of $9,350,000 (before selling costs and prorations). As required by the Partnership's Partnership Agreement, the General Partner solicited the consent of a majority in interest of the Unitholders to the sale pursuant to a Consent Solicitation Statement dated December 16, 1998. The requisite consent was obtained on January 15, 1999.

The Partnership received approximately $9,318,000 of cash proceeds from the sale, net of closing costs of approximately $32,000.

On February 26, 1999, the Partnership distributed $10,000,267 ($78.06 per
Unit) to the Unitholders and $91,887 to the General Partner.

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES


--------------------------------------------------------------------------------
                        INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------





The General Partner
ConAm Realty Investors 4 L.P.:

We have audited the accompanying consolidated balance sheets of ConAm Realty Investors 4 L.P. (a California limited partnership) and consolidated ventures (the Partnership), as of December 31, 1998 and 1997, and the related consolidated statements of operations, partners' capital, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As further discussed in Note 9 to the consolidated financial statements, the Partnership sold substantially all of its assets on January 29, 1999.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ConAm Realty Investors 4 L.P. and consolidated ventures as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                            KPMG LLP

San Diego, California
March 12, 1999

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES


--------------------------------------------------------------------------------
                    REPORT OF FORMER INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------





To the Partners of
ConAm Realty Investors 4 L.P.:

We have audited the consolidated balance sheet of ConAm Realty Investors 4 L.P. (formerly Hutton/ConAm Realty Investors 4), a California Limited Partnership, and Consolidated Ventures as of December 31, 1996 and the related consolidated statements of operations, partners' capital (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConAm Realty Investors 4 L.P., a California Limited Partnership, and Consolidated Ventures as of December 31, 1996, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES

-----------------------------------------------------------------------------------------------------------------------
                                                  NET ASSET VALUATION
-----------------------------------------------------------------------------------------------------------------------

    COMPARISON OF ACQUISITION COSTS TO DECEMBER 31, 1998 PROPERTY VALUES AND
   DETERMINATION OF NET ASSET VALUE PER UNIT AT DECEMBER 31, 1998 (UNAUDITED)

                                                            ACQUISITION COST
                                                             (PURCHASE PRICE
                                                              PLUS GENERAL
                                              DATE OF           PARTNERS'                             NET ASSET VALUE
PROPERTY                                    ACQUISITION     ACQUISITION FEES)     SALES PRICE (1)      DETERMINATION
-----------------------------------------------------------------------------------------------------------------------
Village at the Foothills II                   05-30-85           $ 7,376,000          $ 4,800,000
Shadowood Village                             07-03-86             5,649,540            4,550,000
                                                                                --------------------
Aggregate Property Value at 12-31-98                                                                       $9,350,000
Less estimated transaction costs in escrow                                                                    (32,000)
                                                                                                     ------------------
Sales Proceeds                                                                                              9,318,000
Cash and cash equivalents                                                                                   1,403,143
Other assets                                                                                                  160,534
                                                                                                     ------------------
Total assets                                                                                               10,881,677
                                                                                                     ------------------

Less:
     Liabilities                                                                                             (280,355)
     Contingency amounts (2)                                                                                 (509,168)
                                                                                                     ------------------
Total liabilities                                                                                            (789,523)
                                                                                                     ------------------
Partnership Net Asset Value (3)                                                                            10,092,154
                                                                                                     ------------------
Net Asset Value Allocated:
     Limited Partners                                                                                      10,000,267
     General Partner                                                                                           91,887
                                                                                                     ------------------
                                                                                                           10,092,154
                                                                                                     ------------------

NET ASSET VALUE PER UNIT
     (128,110) UNITS OUTSTANDING                                                                              $78.06
-----------------------------------------------------------------------------------------------------------------------

(1) Represents the Partnership's share of the fair market value of the properties as reflected in the purchase and sale agreements pursuant to which the properties were sold on January 29, 1999. The purchase prices contained in such agreements were negotiated and agreed to in December 1998.
(2) Includes an amount for estimated future costs related to the sale of the properties and liquidation of the Partnership and an amount the General Partner determined to set aside for contingencies.
(3) The Partnership Net Asset Value assumes a sale at December 31, 1998 of all the Partnership's properties at prices equal to the sales prices set forth in the purchase and sale agreements described in Note (1), payment of all Partnership liabilities, and the distribution of the proceeds of such sale and other Partnership cash to the partners.

Since the Partnership sold all of its real property assets in January 1999, is in dissolution, and is in the process of winding up and liquidating, the foregoing Partnership Net Asset Value is intended to approximate the liquidation value of the Partnership and the Net Asset Value Per Unit is intended to approximate the per Unit amount which is expected to be distributed to the Limited Partners in connection with the Partnership's liquidation. The Net Asset Valuation does not take into account the illiquid nature of an investment in the Units or the fact that at December 31, 1998 a holder of Units would likely not have been able to sell its Units for the Net Asset Value Per Unit set forth above. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including but not limited to Net Asset Value Per Unit, in determining the fair market value of the investment in the Partnership for such purposes.

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES


Schedule III - Real Estate and Accumulated Depreciation
December 31, 1998

                                                                                 CONSOLIDATED VENTURES
                                                             -------------------------------------------------------------
                                                                 VILLAGE AT THE
RESIDENTIAL PROPERTY:                                               FOOTHILLS II       SHADOWOOD VILLAGE             TOTAL
--------------------------------------------------------------------------------------------------------------------------
Location                                                              Tucson, AZ        Jacksonville, FL                na

Construction date                                                      1984-1985               1985-1986                na
Acquisition date                                                        05-30-85                07-03-86                na
Life on which depreciation in latest
     income statements is computed                                      25 years                25 years                na
Initial cost to Partnership -
     Land                                                       $      1,584,049       $         566,000     $   2,150,049
     Buildings and improvements                                        5,838,595               5,125,065        10,963,660
Costs capitalized subsequent to acquisition -
     Land, buildings and improvements                                     32,557                  44,274            76,831
Write-off of building and improvements                                   (14,090)                     --           (14,090)
Gross amount at which carried at close of period: (1)
     Land                                                       $      1,583,965       $         569,274     $   2,153,239
     Buildings and improvements                                        5,857,146               5,166,065        11,023,211
--------------------------------------------------------------------------------------------------------------------------
                                                                       7,441,111               5,735,339        13,176,450
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation                                        $      3,270,299       $       2,697,724     $   5,968,023
--------------------------------------------------------------------------------------------------------------------------

(1) The aggregate costs for land, buildings and improvements for federal income tax purposes are $ 12,011,848.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1998, 1997 and 1996 follows:

                                                                            1998                    1997              1996
--------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN REAL ESTATE:
Beginning of period                                             $     13,169,118       $      33,434,084     $  33,752,728
Additions                                                                 21,422                   4,250            69,956
Dispositions and disposals                                               (14,090)            (20,269,216)         (388,600)
--------------------------------------------------------------------------------------------------------------------------
End of period                                                   $     13,176,450       $      13,169,118     $  33,434,084
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

ACCUMULATED DEPRECIATION:
Beginning of period                                             $      5,552,827       $       9,754,730     $   8,958,549
Depreciation expense                                                     422,811                 695,023         1,184,781
Elimination of accumulated depreciation                                       --                      --          (388,600)
Dispositions and disposals                                                (7,615)             (4,896,926)               --
--------------------------------------------------------------------------------------------------------------------------
End of period                                                   $      5,968,023       $       5,552,827     $   9,754,730
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------







SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES


--------------------------------------------------------------------------------
                         INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------





The General Partner
ConAm Realty Investors 4 L.P.:


Under date of March 12, 1999, we reported on the consolidated balance sheets of ConAm Realty Investors 4 L.P. (a California limited partnership) and consolidated ventures (the Partnership) as of December 31, 1998 and 1997, and the related consolidated statements of operations, partners' capital, and cash flows for the years then ended, as contained in the 1998 annual report to Unitholders. These consolidated financial statements and our report thereon are incorporated by reference in the 1998 annual report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related consolidated financial statement schedule III. This consolidated financial statement schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement schedule based on our audits.

In our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                                  KPMG LLP



San Diego, California
March 12, 1999

CONAM REALTY INVESTORS 4 L.P.
AND CONSOLIDATED VENTURES


--------------------------------------------------------------------------------
                       REPORT OF FORMER INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------





Our report on the consolidated financial statements of ConAm Realty Investors 4 L.P. (formerly Hutton/ConAm Realty Investors 4), a California Limited Partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of ConAm Realty Investors 4 L.P. for the year ended December 31, 1996. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


COOPERS & LYBRAND L.L.P.


Hartford, Connecticut
February 14, 1997